QuickLinks -- Click here to rapidly navigate through this document

Kinross Gold records strong second quarter results; production increases 14%

Second Quarter Highlights

  •
  Production was 439,783 gold equivalent ounces in the second quarter of 2007, 14% above the second quarter of 2006 and the Company is on track to meet full-year guidance for 2007 of approximately 1.65 million gold equivalent ounces.

  •
  Revenue was $290.1 million in the second quarter, a 15% increase over the same period last year, and the average realized gold price was $662 per ounce sold.

  •
  Cost of sales per ounce(1) was $348 in the second quarter on sales of 438,549 gold equivalent ounces compared with cost of sales per ounce of $311 on sales of 403,507 gold equivalent ounces in the second quarter of 2006 and the Company is on track to meet its full-year guidance of $330 — $340 per ounce. Cost of sales per ounce would have been $332 before factoring in the impact of fair value accounting on the acquired bullion inventory of the Bema properties.

  •
  Net earnings for the second quarter were $53.0 million, or $0.09 per share, compared with net earnings of $65.6 million, or $0.19 per share, in the same period last year.

  •
  Cash flow from operating activities was $94.5 million in the second quarter of 2007 compared to $94.9 million for the corresponding period in 2006. The cash position was $244.4 million at June 30, 2007 compared to $154.1 million at December 31, 2006 and total debt was $460.1 million at June 30, 2007 compared to $89.9 million at December 31, 2006.

  •
  Capital expenditures totaled $161.3 million in the second quarter, primarily at the Paracatu expansion, Kupol and Kettle River — Buckhorn projects. Capital expenditures for 2007, including the assets acquired in the Bema transaction, are expected to be $660 million, an increase of $210 million from previous Kinross-only guidance of $450 million.

  •
  Construction at the Kupol and Paracatu projects is on schedule to commence production in mid-2008, while Buckhorn is now expected to come into production in the second half of 2008. The Company remains on track to meet its previously announced production guidance of 2.1 to 2.2 million ounces in 2008 and 2.6 to 2.7 million ounces in 2009.

(1)
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

CEO commentary

        Tye Burt, Kinross President and CEO, made the following comments in relation to the second quarter 2007 results:

        "We are pleased to record another excellent quarter, consistent with our previous guidance for 2007. We continue to get strong production from our operations, and with the Bema acquisition complete, we are firing on all cylinders and striving to maximize production and margins in a strong gold market.

        "Like all producers we face pressures from the rising cost of energy, labour, freight and transportation, equipment and consumables, plus in some cases unfavourable exchange rates. However, we continue to focus strongly on cost control as a core part of the Kinross culture.

        "Kinross continues to have one of the best growth profiles in the gold industry with three major projects in development, which will increase our production by 60 per cent over the next two years, while reducing costs.

        "We have made excellent progress on our Paracatu, Kupol and Buckhorn construction projects. Paracatu and Kupol are expected to begin production mid-2008 as planned enabling Kinross to boost production to between 2.1 to 2.2 million ounces next year. Buckhorn production is expected to be delayed until the second half of next year as we work through issues related to permit appeals.

        "With a great portfolio of existing mines, one of the best short-term growth profiles of any major producer, and a growing reserve base with excellent prospects for future development, Kinross continues to occupy a unique position in the sweet spot of today's gold industry."

Summary of financial and operating results

	Three months ended June 30,		Six months ended June 30,
(dollars in millions, except per share and per ounce amounts)	2007	2006	2007	2006
Gold equivalent ounces — produced(a)	439,783	385,514	829,177	747,909
Gold equivalent ounces — sold(a)	438,549	403,507	816,716	775,325
Metal sales	$290.1	$252.3	$535.8	$450.6
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$152.5	$125.4	$276.6	$246.9
Accretion and reclamation expense	$3.0	$2.9	$6.0	$5.9
Depreciation, depletion and amortization	$36.4	$27.0	$66.7	$56.2
Operating earnings	$64.3	$73.1	$129.9	$95.5
Net earnings	$53.0	$65.6	$121.5	$74.5
Basic earnings per common share	$0.09	$0.19	$0.24	$0.22
Diluted earnings per common share	$0.09	$0.19	$0.23	$0.21
Cash flow from operating activities	$94.5	$94.9	$184.7	$115.0
Average realized gold price	$662	$625	$656	$581
Cost of sales per equivalent ounce sold(b)	$348	$311	$339	$318

(a)
Gold equivalent ounces include silver ounces converted to gold based on the ratio of the average spot market prices for the commodities for each year. This ratio for the second quarter of 2007 was 50.03:1, compared with 51.26:1 for the second quarter of 2006.
(b)
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

        Revenue from metal sales increased 15% in the second quarter of 2007 over the second quarter of 2006 from $252.3 million to $290.1 million, primarily as a result of the 6% increase in the realized gold price and a 9% increase in the number of ounces sold. The average realized gold price in the second quarter of 2007 was $662 per ounce, compared with $625 per ounce in the second quarter of 2006. The average spot price in the second quarter of 2007 was $667 per ounce, compared with $628 per ounce in the corresponding period in 2006.

        In the second quarter of 2007, Kinross produced 439,783 gold equivalent ounces, which was on target and 14% higher than the comparable quarter in 2006. This includes 49,875 ounces of gold equivalent production from the acquired Bema properties. The increase year-over-year can be further attributed to increased production from La Coipa, Maricunga, and Musselwhite, which partially offset decreases in production at Fort Knox, Round Mountain, Paracatu and Crixas and no contribution in 2007 from the Kubaka and Kettle River operations as they were shut down as planned in 2006. Kinross is on track to meet its full-year production guidance of approximately 1.65 million ounces.

        Cost of sales was $348 per gold equivalent ounce for the second quarter of 2007, which represents an increase of 12% compared to the corresponding period in 2006, and the Company remains on target to meet previously announced full-year cost of sales guidance of $330 — $340 per ounce. Cost of sales in the second quarter of 2007 includes an increase of approximately $16 per ounce resulting from purchase accounting related to the Bema transaction, whereby the bullion inventory of Julietta and the portion of Maricunga acquired was increased to reflect fair value. The adjusted cost of sales of $332 for comparative purposes is 7% higher than the second quarter of 2006 primarily due to the addition of the Bema assets, an increase in various underlying costs, and a change in the mix of production within our portfolio.

        Net earnings of $53.0 million in the second quarter of 2007 include $16.7 million from gains on non-hedge derivatives, $11.0 million from losses on foreign currency translation, and $4.9 million of expense, net of tax, relating to the impact of fair value accounting on the acquired bullion inventory of the Bema properties. These items had no net impact on earnings per share. Net earnings were 19% lower than in the second quarter of 2006 as the increased margin was more than offset by higher depreciation, exploration, general and administrative and non-operating costs, and a higher tax provision. In May, the Kupol gold and silver put and call contracts acquired in the Bema transaction were converted to forward contracts. As of the end of May, all derivative instruments qualified for hedge accounting except for the silver and gold options relating to the Julietta and Maricunga operations, a silver lease rate swap and a U.S. dollar interest rate collar, all of which were acquired through the Bema transaction. During the quarter, derivative instruments generated net gains of $16.7 million, which were included in earnings, and $14.5 million of gains were included in other comprehensive income.

        General and administrative expenses were $16.5 million in the second quarter of 2007, compared to $14.7 million in the second quarter of 2006. The increase is primarily related to higher personnel costs, costs related to the Bema acquisition and the strengthening of the Canadian dollar relative to the U.S. dollar.

        Cash flow from operating activities for the second quarter of 2007 was $94.5 million, compared with $94.9 million for the second quarter of 2006. Increased margin on sales was offset by higher exploration, general and administrative and other operating expenses and an increase in net operating assets resulting in the slight decrease in cash flow from operating activities in the second quarter of 2007. Net working capital increased to $232.5 million at June 30, 2007 compared with $85.3 million at December 31, 2006.

Operations review and update

Three months ended June 30, 2007

	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006
Fort Knox	93,930	99,437	96,456	110,308	$30.9	$29.5	$320	$267
Round Mountain	82,353	88,469	81,069	86,555	23.7	23.4	292	270
Porcupine JV	39,522	39,713	41,483	43,299	18.4	15.9	444	367
Paracatu	41,183	44,465	38,426	43,620	14.1	14.6	367	335
La Coipa	62,220	32,519	57,841	33,366	15.1	10.8	261	324
Crixas	23,884	24,424	24,184	25,779	6.2	5.2	256	202
Musselwhite	18,201	17,631	16,945	18,801	8.3	7.8	490	415
Kettle River	—	—	—	2,977	—	0.8	—	269
Maricunga(a)	57,230	26,711	62,120	26,925	25.7	10.2	414	379
Julietta(b)	21,260	—	20,025	—	10.1	—	504	—
Other operations(c)	—	12,145	—	11,877	—	7.2	—	606

Total	439,783	385,514	438,549	403,507	$152.5	$125.4	$348	$311

Six months ended June 30, 2007

	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006
Fort Knox	176,644	179,114	169,221	177,916	$54.7	$51.0	$323	$287
Round Mountain	166,633	173,560	164,789	180,622	47.9	51.0	291	282
Porcupine JV	75,322	69,845	75,011	75,452	32.5	30.0	433	398
Paracatu	81,915	87,365	82,410	89,747	30.1	29.7	365	331
La Coipa	118,515	71,146	105,867	73,432	24.8	22.1	234	301
Crixas	47,624	48,545	51,687	49,717	12.4	9.7	240	195
Musselwhite	35,231	33,799	33,505	35,661	16.1	15.0	481	421
Kettle River	—	—	—	3,043	—	0.8	—	263
Maricunga(a)	98,270	58,925	100,115	58,873	41.1	20.9	411	355
Julietta(b)	29,023	—	34,111	—	17.0	—	498	—
Other operations(c)	—	25,610	—	30,862	—	16.7	—	541

Total	829,177	747,909	816,716	775,325	$276.6	$246.9	$339	$318

(a)
Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(b)
Production from the Julietta mine is for March 2007 and beyond.
(c)
Other operations include ounces produced and sold from Kubaka, Lupin and New Britannia.

        At the Paracatu mine in Brazil, gold equivalent production in the second quarter of 2007 was 7% lower when compared with the second quarter of 2006. The decrease year-over-year is primarily due to lower grades and recovery, partially offset by increased throughput as a decision was made to mine and mill softer ore. Revenue decreased 5% to $25.7 million in the second quarter of 2007 from $27.0 million in the second quarter of 2006 due to a 12% decrease in ounces sold. Cost of sales increased slightly in the second quarter of 2007 over the same quarter of 2006 primarily due to increased consumable costs and the 9% appreciation of the Brazilian real against the U.S. dollar.

        At Round Mountain in Nevada, U.S.A., gold production declined 7% in the second quarter of 2007 relative to the second quarter of 2006 due to fewer tonnes placed on the leach pads and a slightly lower grade mined, partially offset by an increase in tonnes milled. Revenue decreased 3% to $53.4 million in the second quarter of 2007 from $55.3 million in the same period in 2006 as a result of 6% fewer ounces sold. Cost of sales was essentially unchanged on a year-over-year basis.

        Gold production at the Fort Knox mine in Alaska, U.S.A., decreased 6% in the second quarter of 2007 as compared with the second quarter of 2006 due to fewer tonnes being processed and lower grades, partially offset by slightly higher recoveries. Revenue decreased 8% to $63.7 million from $69.2 million year-over-year primarily due to a 13% decrease in ounces sold compared to the second quarter of 2006. Cost of sales increased 5% mainly due to increases in royalties, energy costs and consumable prices. The Company is currently working on advancing two projects at Fort Knox, the Phase 7 pit expansion and the heap leach project. It is expected that feasibilities will be completed on both of these projects by the end of 2007. Meanwhile, the mine has secured all necessary state permits and is awaiting the federal permit for the heap leach project.

        At the Porcupine Joint Venture in Ontario, Canada, production was essentially the same year-over-year. Revenue increased to $27.6 million in the second quarter of 2007 from $26.8 million in the second quarter of 2006 primarily as a result of higher gold prices, despite the slight decrease in ounces sold. Cost of sales increased 16% in the second quarter due to higher energy and commodity costs and the 2% appreciation of the Canadian dollar against the U.S. dollar.

        At the La Coipa joint venture in Chile, gold equivalent production was significantly higher as a result of a 335% increase in the silver grade, primarily from the Puren pit. The higher grades were partially offset by lower throughput as a decision was made to increase the retention time of Puren ore in the leach circuit to maximize recovery. Revenue increased 82% to $38.4 million in the second quarter of 2007 from $21.1 million in the second quarter of 2006 due to a 73% increase in gold equivalent ounces sold and higher gold and silver prices. Cost of sales increased 40% in the second quarter of 2007 versus the comparable period in 2006 due to higher mining costs through the use of a third party contractor and ongoing stabilization on the Coipa Norte pit from a slide which occurred in 2005.

        At the Crixás joint venture mine in Brazil, gold production declined slightly in the second quarter of 2007 versus the same period in 2006 as increased mill throughput was more than offset by slightly lower grades and recovery rates. Revenue of $16.1 million in the second quarter of 2007 was unchanged from the second quarter of 2006. Cost of sales increased 19% as a result of higher consumable costs and the 9% appreciation of the Brazilian real against the U.S. dollar.

        The Maricunga mine (formerly known as Refugio) in Chile is now 100% owned by Kinross following the completion of the Bema acquisition. As such, second quarter results for the Maricunga mine reflect Kinross' 100% ownership in 2007 and 50% ownership in 2006. In the second quarter of 2007, gold production increased 7% based on comparable data. Cost of sales was essentially flat year-over-year due to reduced equipment costs. Revenue of $40.9 million was significantly higher than the second quarter of 2006 as the number of ounces sold reflects the increased ownership in 2007. It is expected that production for the second half of 2007 will be lower than expected due to extreme winter weather resulting in several operational shutdowns in the second quarter.

        Gold production at the Musselwhite joint venture in Ontario, Canada was 3% higher in the second quarter of 2007 versus the comparable period in 2006 as a result of an increase in tonnes processed despite a 6% decrease in grade. Revenue decreased by 4% to $11.3 million from $11.8 million in the second quarter of 2006, primarily due to a 10% decrease in ounces sold. Cost of sales increased by 6% due to increased underground development costs and higher mobile equipment costs and the 2% appreciation of the Canadian dollar relative to the U.S. dollar.

        The Julietta mine, in the Magadan region of Russia, was acquired as part of the Bema acquisition. Therefore, second quarter 2006 results are not available for comparison. Gold equivalent production was 21,260 ounces and 20,025 gold equivalent ounces were sold. Revenue in the second quarter of 2007 was $13.0 million.

Project updates

        The forward looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this release.

Paracatu expansion

        The expansion project is on schedule for start-up in mid-2008 with physical construction being approximately 41% complete. Capital committed or spent to date is approximately 73% of budget. Mill foundations have been completed, steelwork construction for the crusher and grinding buildings is in progress and large sections of the SAG mill began arriving in late June.

        Rio Paracatu Mineracao received approval from the Minister of Mines and Energy in Brazil to access power from the national grid. Construction of a 230 kV power line will commence upon receipt of environmental approvals, expected in the third quarter.

        Due to the impact of the appreciation of the Brazilian real, actual costs through June 30, 2007 have exceeded budget by approximately $6 million. At current exchange rates, costs are expected to increase further by approximately $40 million through project completion. This estimate is net of currency hedges covering approximately 31% of remaining forecast real denominated project costs at an average exchange rate of 2.23.

Kupol project

        The Kupol project is progressing well and physical construction is approximately 67% complete. Capital committed or spent to date is approximately 76% of budget. Underground development is moving ahead as planned and open pit development is progressing well. The project is on track to begin operations in mid-2008.

        Kinross has completed a review of forecasted capital and operating costs for the Kupol project since it was acquired through the Bema transaction. As a result, it is expected that total project funding requirements will be approximately $705 million, as compared with the estimate disclosed by Bema in November 2006 of $599 million.

        Operating costs would be approximately $205 per gold equivalent ounce, as compared to $133 per gold equivalent ounce in the 2005 feasibility study on a co-product accounting basis using a gold price of $400 per ounce and a silver price of $6.00 per ounce. Using a $525 per ounce gold price and a $9.00 per ounce silver price, increased royalties and production taxes and the impact of lower average grade would raise the cost to approximately $225 per gold equivalent ounce.

        The increases are largely the result of higher consumables, freight and labour costs. The following table details the increases in capital and operating costs at Kupol, based on major cost centers:

	Capital costs ($705 mm)	Operating costs ($225/oz case)
	% of increase	% of increase
Consumables	30%	32%
Freight & transportation	21%	18%
Labour	17%	29%
Finance costs & other fees	16%	—
Equipment	10%	—
Other	6%	—
Gold price impact on grade & taxes	—	21%

        By way of update on the reclassification and long-term lease administrative process for the Kupol project lands ("Kupol Lands"), the Russian Federation Government has issued a written decree to reclassify the lands from forestry to industrial use. The Federal Cadastral Agency has now amended the cadastral plans with regard to the Kupol Lands and filed the required notification with the Federal Registration Service ("FRS"). The FRS is responsible for formally registering the reclassified lands in the appropriate real estate register, legally effecting the reclassification.

        To complete the registration and secure a long-term lease of the surface rights for the Kupol Lands, the Federal Agency for the Management of Federal Property ("Rosimushestvo"), through the appropriate territorial office, will become the registered owner of the reclassified Kupol Lands and the contracting party to the long-term lease. Pursuant to recent discussions with Rosimushestvo, the Company understands that the matter of the long-term lease is being reviewed and that Rosimushestvo plans to establish a new and more proximate Chukotsky Autonomous District office to administer federal industrial lands located in the district.

Kettle River — Buckhorn project

        Buckhorn site physical construction is approximately 52% complete and 53% of capital has been committed or spent to date. Work has begun on upgrading the Kettle River mill and process plant. The upper and lower portals have been advanced to 100 feet. Approximately 80% of the site earthworks have been completed and power line construction is at 25%. Haul road construction has been initiated on private and state lands, which account for a quarter of the 8.5 mile road.

        Construction and operation of the project requires various permits and authorizations from federal and state agencies and local governments. Kinross has received several of these permits and authorizations, but others have not yet been issued. A third-party has appealed some of the State permits and Federal authorizations. The same third-party moved for a preliminary injunction in the Oregon Federal District Court in late June 2007 seeking to prevent operations on national forest land adjacent to the mine site contemplated under federal authorizations. The case has since been transferred to the Federal District Court in Eastern Washington. A decision regarding the preliminary injunction motion is expected in the second half of 2007. Although it would be premature to predict the outcome, the Company believes that the appeals are defensible and will vigorously oppose them. It is anticipated that these appeals may delay the start-up of the project until the second half of 2008.

2007 Outlook

        The forward looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on the inside front cover of this report.

        As previously disclosed, 2007 production is expected to be approximately 1.65 million gold equivalent ounces at a cost of sales per ounce of $330 to $340. Looking beyond 2007, Kinross' gold equivalent production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as new projects come on stream.

        Capital expenditures in 2007, including Kupol, are expected to be approximately $660 million as compared with the previously announced Kinross-only guidance of $450 million. Of the $660 million, $200 million relates to the Kupol project, $275 million relates to the Paracatu expansion, $50 million to the Kettle River — Buckhorn project and the remaining to sustaining capital.

        General and administrative expense is now expected to be approximately $60 million, slightly higher than the previously announced guidance of $56 million, largely due to increased personnel costs and the appreciation of the Canadian dollar. Exploration and business development is expected to be $55 million and reclamation spending is expected to be approximately $29 million.

        It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Exploration and business development

        Exploration and business development expense for the second quarter 2007 was $12.3 million, compared with $9.4 million for the comparable period in 2006, an increase of 31%.

        During the second quarter, 92,323 metres of drilling was completed at our operating sites and various exploration targets. A total of 4,480 meters was completed on the proposed Phase 7 pit expansion at Fort Knox. Drilling will continue through 2007 in an effort to define the limits of the western margin of the deposit. Drilling was completed on the underground target at Round Mountain in the second quarter and results will be compiled and evaluated before making any decision regarding the future of the project. We expect to incorporate the results into our plans for 2008. The Company is also looking at other targets in the Nevada region which may be integrated into the Round Mountain operation. A severe winter storm temporarily halted exploration programs at Maricunga and Cerro Casale in Chile. At Kupol, exploration drilling commenced on the regional program early in Q3 2007 and a program to test certain near-mine targets is scheduled to commence in August of this year. At Julietta, 4,874 meters of drilling aimed at replacing reserves have been completed in the second quarter and results are in-line with expectations.

        At the PJV, 5 drills continued the program on the Hollinger pit drilling a total of 35,244 meters and 2 drills have been active on the Broulan pit project drilling 8,413 meters in the second quarter. At La Coipa, 9,469 meters of drilling were completed on the Ladera Farellon, Coipa Norte and Breccia Norte targets.

        The Company is also advancing exploration projects in Brazil including Gurupi and Monte do Carmo. At the former, exploration drilling continued northeast and southwest of the nearby Cipoeiro deposit providing solid drill results on the 100,000 hectares property. At the latter, Kinross has agreed to expand the area under option by an additional 47,000 hectares and extend the option period from 3 to 5 years with its partner, Verena Minerals Corporation ("Verena"). Drilling in the quarter at the Monte do Carmo target has returned gold intercepts of up to 31.15 metres of 2.75 grams per tonne (g/t) and 11.42 metres of 5.82 g/t. For more information and highlights of the drilling campaign at Monte do Carmo, see the June 5, 2007 press release issued by Verena which can be found on their website at www.verena.com.

2007 YTD Operating Summary

Region	Mine	Period	Ownership	Ore processed(1)	Grade	Recovery(2)	Gold equiv. production	Gold equiv. sold	Cost of sales		Capital expenditure	DD&A
			(%)	(000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox	Q2	100	3,323	1.01	87%	93,930	96,456	$30.9	$320	$7.8	$9.4
		Q1		2,981	0.98	88%	82,714	72,765	$23.8	$327	$8.5	$8.0
	Round Mountain	Q2	50	8,950	0.50	nm	82,353	81,069	$23.7	$292	$12.4	$1.6
		Q1		9,557	0.51	nm	84,280	83,720	$24.2	$289	$9.5	$1.7
	Porcupine JV	Q2	49	959	2.73	96%	39,522	41,483	$18.4	$444	$4.9	$3.0
		Q1		963	2.49	93%	35,800	33,528	$14.1	$421	$5.1	$2.3
	Musselwhite	Q2	32	341	5.47	95%	18,201	16,945	$8.3	$490	$1.9	$2.6
		Q1		333	5.19	96%	17,030	16,560	$7.8	$471	$2.3	$2.5
South America
	Paracatu	Q2	100	4,550	0.38	74%	41,183	38,426	$14.1	$367	$62.4	$3.2
		Q1		4,633	0.35	77%	40,732	43,984	$16.0	$364	$20.1	$3.1
	La Coipa(3)	Q2	50	805	1.35	71%	62,220	57,841	$15.1	$261	$0.9	$6.1
		Q1		783	0.79	60%	56,295	48,026	$9.7	$202	$0.6	$5.0
	Crixás	Q2	50	206	7.60	95%	23,884	24,184	$6.2	$256	$3.4	$2.9
		Q1		202	7.69	95%	23,740	27,503	$6.2	$225	$1.9	$3.0
	Maricunga(4)	Q2	100	2,841	0.70	nm	57,230	62,120	$25.7	$414	$1.1	$3.7
		Q1	50/100	4,002	0.76	nm	41,040	37,995	$15.4	$405	$2.2	$2.0
Asia
	Julietta(5)	Q2	90	43	14.45	93%	21,260	20,025	$10.1	$504	$1.0	$3.8
		Q1		14	13.76	92%	7,763	14,086	$6.9	$490	$0.3	$2.3

(1)
Ore processed is to 100%, production and costs are to Kinross' account.
(2)
Due to the nature of the heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)
La Coipa silver grade and recovery were as follows:        Q1    281.7 g/t    73.7%
Q2    236.9 g/t    70.7%
(4)
Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 2007 are 50% for January and February and 100% for March.
(5)
Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 2007 are for March only.

nm — not meaningful

Management's Discussion and Analysis
for the three and six months ended June 30, 2007

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of August 10, 2007, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the period ended June 30, 2007. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2006 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2007.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and it subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Brazil, Chile and Russia. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited quantity of silver.

        The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2007	2006	Change	% Change		2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	439,783	385,514	54,269	14%		829,177	747,909	81,268	11%
Gold equivalent ounces — sold(a)	438,549	403,507	35,042	9%		816,716	775,325	41,391	5%
Metal sales	$290.1	$252.3	$37.8	15%		$535.8	$450.6	$85.2	19%
Cost of sales(b)	$152.5	$125.4	$27.1	22%		$276.6	$246.9	$29.7	12%
Accretion and reclamation expense	$3.0	$2.9	$0.1	3%		$6.0	$5.9	$0.1	2%
Depreciation, depletion and amortization	$36.4	$27.0	$9.4	35%		$66.7	$56.2	$10.5	19%
Operating earnings	$64.3	$73.1	$(8.8)	(12%	)	$129.9	$95.5	$34.4	36%
Net earnings	$53.0	$65.6	$(12.6)	(19%	)	$121.5	$74.5	$47.0	63%
Basic earnings per share	$0.09	$0.19	$(0.10)	(53%	)	$0.24	$0.22	$0.02	9%
Diluted earnings per share	$0.09	$0.19	$(0.10)	(53%	)	$0.23	$0.21	$0.02	10%
Cash flow from operating activities	$94.5	$94.9	$(0.4)	(0%	)	$184.7	$115.0	$69.7	61%
Average realized gold price per ounce	$662	$625	$37	6%		$656	$580	$76	13%
Cost of sales per equivalent ounce sold	$348	$311	$37	12%		$339	$318	$21	7%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first half of 2007 was 49.49:1, compared with 53.88:1 for the first half of 2006, and 50.03:1 for the second quarter of 2007 as compared to 51.26:1 for the second quarter of 2006.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

2.     Impact of Key Economic Trends

        Kinross' 2006 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2006 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the second quarter of 2007 was $667 per ounce and $658 per ounce for the first six months of 2007. Prices in the first six months of 2007 ranged from a low of $608 per ounce to a high of $691 per ounce. These prices compare with an average of $628 per ounce during the second quarter of 2006 and $590 in the first half of 2006. The Company realized an average price of $662 per ounce in the second quarter of 2007 and $656 per ounce in the first six months of 2007. This compares to an average price of $625 per ounce in the second quarter of 2006 and $580 per ounce in the first six months of 2006.

Foreign currencies

        Kinross has operations in Canada, Brazil, Chile and Russia, where a portion of the operating costs and capital expenditures are denominated in the local currency. In the second quarter of 2007, the Canadian dollar, Brazilian real and Russian ruble were all stronger, and the Chilean peso was weaker, against the U.S. dollar as compared to the second quarter of 2006. For the first six months of 2007, the Canadian dollar, Brazilian real, Russian ruble and Chilean peso were stronger against the U.S. dollar as compared to the first six months in 2006.

Inflationary cost pressures

        Although the pressure of rising development and operating costs with respect to labour, energy and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Kinross continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improving the efficient use of materials and supplies.

3.     Outlook

        The Company expects 2007 annual production to meet the previous forecast of 1.65 million ounces with 829,177 gold equivalent ounces produced in the first six months of 2007. Production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as new projects come on stream.

        Projects currently underway are the Kettle River — Buckhorn and Kupol projects and the Paracatu expansion. These are expected to increase capital expenditures in 2007 to approximately $660 million.

        General and administrative expense is expected to be approximately $60 million and exploration and business development is expected to be approximately $55 million in 2007. The Company anticipates that reclamation spending will be approximately $29 million.

        It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs in 2007.

4.     Developments

Acquisition of Bema Gold Corporation

        The acquisition by Kinross of 100% of the outstanding shares of Bema Gold Corporation ("Bema") was completed on February 27, 2007 and consolidated results of operations include the results of these acquired operations commencing on that date.

        As a result of the acquisition, Kinross acquired the other 50% interest in Compañia Minera Maricunga ("CMM"), the owner of the Maricunga mine (formerly referred to as Refugio) that it did not already own. Kinross acquired Bema's 75% interest in the Closed Joint Stock Company, Chukotka Mining and Geological Company ("CMGC") which is developing the Kupol gold-silver project, as well as the 90% interest in the Julietta mine, both of which are located in the Russian Federation. Also included in the acquisition is a 49% interest in Compañia Minera Casale, the owner of the Cerro Casale gold-copper deposit in Chile. The acquisition of Bema allows Kinross to maintain a significant presence in the Russian Federation with Kupol and Julietta, now that the Kubaka mine has ceased mining operations, and to consolidate ownership of the Maricunga mine. It also adds a significant new property, in Cerro Casale, to Kinross' portfolio of projects.

        Total consideration for Bema was $2.9 billion, consisting primarily of shares issued by Kinross, as acquirer. The acquisition is accounted for as a purchase business acquisition. The value of the shares issued is based on the five day weighted average closing price on the New York Stock Exchange, two days prior, the day of and two days after the day of announcement of the acquisition, November 6, 2006.

Kinross shares issued	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

$2,888.2

        The Company has allocated the purchase price on a preliminary basis, based on management's estimates and the best available information at the time these financial statements were prepared. Over the next several months, the Company will finalize the allocation of the purchase price based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

Total current assets	$127.5
Property, plant and equipment (including mineral interests)	1,773.4
Other long-term assets	160.1
Total liabilities	(870.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

        Although the final results of the allocation are unknown at this time, it is anticipated that the allocation may result in a change to the values attributable to tangible assets, property, plant and equipment, including mineral interests, and goodwill.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per share amounts)	2007	2006	Change	% Change		2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	439,783	385,514	54,269	14%		829,177	747,909	81,268	11%
Gold equivalent ounces — sold(a)	438,549	403,507	35,042	9%		816,716	775,325	41,391	5%
Metal sales	$290.1	$252.3	$37.8	15%		$535.8	$450.6	$85.2	19%
Cost of sales(b)	$152.5	$125.4	$27.1	22%		$276.6	$246.9	$29.7	12%
Accretion and reclamation expense	$3.0	$2.9	$0.1	3%		$6.0	$5.9	$0.1	2%
Depreciation, depletion and amortization	$36.4	$27.0	$9.4	35%		$66.7	$56.2	$10.5	19%
Operating earnings	$64.3	$73.1	$(8.8)	(12%	)	$129.9	$95.5	$34.4	36%
Net earnings	$53.0	$65.6	$(12.6)	(19%	)	$121.5	$74.5	$47.0	63%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first half of 2007 was 49.49:1, compared with 53.88:1 for the first half of 2006, and 50.03:1 for the second quarter of 2007 as compared to 51.26:1 for the second quarter of 2006.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent ounces produced in the second quarter of 2007 when compared to the same period of 2006 increased by 14% to 439,783 ounces. Additional production attributed to Kinross with the acquisition of the interests in Maricunga and Julietta, and increases from Musselwhite and La Coipa, were partially offset by declines in production at Fort Knox, Round Mountain, Paracatu and Crixás, with production at the Porcupine Joint Venture relatively unchanged. An additional 49,875 gold equivalent ounces are included in production for the three months ended June 30, 2007 due to the addition of the Julietta mine and the additional interest in the Maricunga mine that were acquired from Bema in February 2007.

  •
  During the first quarter of 2007, gold equivalent sales increased to 438,549 ounces from 403,507 ounces in the same period in 2006 reflecting an increase in gold equivalent ounces produced.

  •
  Metal sales increased primarily due to a 6% increase in the average realized gold price in the second quarter of 2007 as compared to the second quarter of 2006, plus the increase in ounces sold during the period.

  •
  Operating earnings declined in the second quarter of 2007 as compared to the second quarter of 2006, reflecting the higher costs of sales in all operating segments except Paracatu. Cost of sales was affected by the realization of $6.9 million pre-tax costs related to the inventory revaluation at Maricunga and Julietta, as a result of the Bema acquisition. In addition, quarterly operating earnings were negatively affected by higher depreciation, depletion and amortization from the Company's operations in Fort Knox, La Coipa, Maricunga and Julietta.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent ounces produced in the first half of 2007 when compared to the same period 2006 increased by 11% to 829,177 ounces. Increases recorded at the Porcupine Joint Venture, La Coipa, Musselwhite, Maricunga and Julietta were partially offset by declines in production at Fort Knox, Round Mountain, Paracatu and Crixás. There were an additional 68,623 gold equivalent ounces included in production for the four month period ended June 30, 2007 due to the addition of the Julietta mine and the additional interest in the Maricunga mine that were acquired from Bema in February 2007.

  •
  During the first half of 2007, gold equivalent sales increased to 816,716 ounces from 775,325 ounces in the same period in 2006 reflecting the addition of sales from Julietta and Maricunga resulting from Kinross' purchase of Bema in February 2007.

  •
  Metal sales increased due to an increase in ounces sold and a 13% increase in the average realized gold price in the first half of 2007 as compared to the first half of 2006.

  •
  Operating earnings improved in the first half of 2007 as compared to the first half of 2006, reflecting higher gold sales and the higher average realized gold price which increased more than the underlying cost of sales. The increase in operating earnings was partially offset by increases in costs of sales, other operating costs, exploration and business development and general and administrative expenses compared to the first half of 2006.

Operating Earnings by Segment

	Three months ended June 30,					Six months ended June 30,
(in millions)	2007	2006	Change	% Change(d)		2007	2006	Change	% Change(d)
Fort Knox	$22.1	$32.6	$(10.5)	(32%	)	$36.9	$41.7	$(4.8)	(12%	)
Round Mountain	27.3	27.9	(0.6)	(2%	)	55.4	45.6	9.8	21%
Porcupine Joint Venture	3.0	6.2	(3.2)	(52%	)	7.9	6.0	1.9	32%
Paracatu	6.7	8.0	(1.3)	(16%	)	14.7	14.0	0.7	5%
La Coipa	16.3	5.5	10.8	196%		32.0	10.5	21.5	205%
Crixás	6.7	7.6	(0.9)	(12%	)	15.0	13.3	1.7	13%
Musselwhite	0.0	0.9	(0.9)	(100%	)	0.2	(0.1)	0.3	nm
Maricunga(a)	11.2	4.2	7.0	167%		17.7	9.9	7.8	79%
Kettle River	(1.9)	(0.4)	(1.5)	(375%	)	(3.8)	(2.0)	(1.8)	(90%	)
Julietta(b)	(1.6)	—	(1.6)	nm		(3.1)	—	(3.1)	nm
Other operations(c)	(2.0)	(1.9)	(0.1)	(5%	)	(4.9)	(5.2)	0.3	6%
Corporate	(23.5)	(17.5)	(6.0)	(34%	)	(38.1)	(38.2)	0.1	0%

Total	$64.3	$73.1	$(8.8)	(12%	)	$129.9	$95.5	$34.4	36%

(a)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(b)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(c)
Other operations include Kubaka.
(d)
"nm" refers to not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,543	3,861	682	18%		8,804	7,771	1,033	13%
Tonnes processed (000's)	3,323	3,423	(100)	(3%	)	6,304	6,606	(302)	(5%	)
Grade (grams/tonne)	1.01	1.06	(0.05)	(5%	)	1.00	0.99	0.01	1%
Recovery	86.5%	85.2%	1.3%	2%		87.5%	85.3%	2.2%	3%
Gold equivalent ounces:
Produced	93,930	99,437	(5,507)	(6%	)	176,644	179,114	(2,470)	(1%	)
Sold	96,456	110,308	(13,852)	(13%	)	169,221	177,916	(8,695)	(5%	)
Financial Data (in millions)
Metal sales	$63.7	$69.2	$(5.5)	(8%	)	$111.2	$106.3	$4.9	5%
Cost of sales(a)	30.9	29.5	1.4	5%		54.7	51.0	3.7	7%
Accretion and reclamation expense	0.2	0.3	(0.1)	(33%	)	0.5	0.6	(0.1)	(17%	)
Depreciation, depletion and amortization	9.4	6.6	2.8	42%		17.4	12.6	4.8	38%

	23.2	32.8	(9.6)	(29%	)	38.6	42.1	(3.5)	(8%	)
Exploration	1.0	0.1	0.9	900%		1.5	0.2	1.3	650%
Other	0.1	0.1	—	0%		0.2	0.2	—	0%

Segment earnings	$22.1	$32.6	$(10.5)	(32%	)	$36.9	$41.7	$(4.8)	(12%	)

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent production in the second quarter at Fort Knox decreased 6% due to lower plant throughput and a lower grade. Lower throughput was caused by an increase in the hardness of ore processed, as well as unscheduled maintenance and repairs. These decreases were partially offset by a higher recovery rate of 86.5% in the second quarter of 2007 versus 85.2% in the second quarter of 2006.

  •
  Revenues from metal sales decreased by 8% as the number of gold equivalent ounces sold decreased 13%. This was partially offset by higher realized gold prices.

  •
  Cost of sales was negatively impacted by increases in revenue-based royalties and higher consumable costs, in particular for fuel and grinding media.

  •
  The increase in depreciation expense in the second quarter of 2007 as compared to the same period in 2006 reflects Phase VI of the mine expansion coming into production in late 2006, partially offset by a decrease in the number of ounces sold.

  •
  Exploration expense increased due to drilling in preparation for Phase VII expansion.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent production in the first half of 2007 decreased 1% due to a decrease in the number of tonnes of ore processed. Mill throughput decreased due to an increase in the hardness of ore processed, as well as unscheduled maintenance and repairs. These decreases were partially offset by a 3% higher recovery rate and a slightly higher grade.

  •
  Revenues from metal sales improved by 5% as the Company realized an increase in gold prices in the first half of 2007 versus the same period in 2006. This was partially offset by a 5% decrease in the number of gold equivalent ounces sold in the first six months of 2007 as compared to the same period in 2006.

  •
  Cost of sales was negatively impacted by increases in revenue-based royalties and higher consumable costs, in particular for fuel and grinding media.

  •
  The increase in depreciation expense in the first six months of 2007 as compared to the same period in 2006 reflects Phase VI of the mine expansion coming into production in late 2006, offset by a decrease in the number of ounces sold.

  •
  Exploration expense increased due to drilling in preparation for Phase VII expansion.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended June 30,					Six months ended June 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics(b)
Tonnes ore mined (000's)(a)	6,067	5,316	751	14%		12,042	11,128	914	8%
Tonnes processed (000's)(a)	8,950	11,210	(2,260)	(20%	)	18,507	24,191	(5,684)	(23%	)
Grade (grams/tonne)	0.50	0.72	(0.22)	(31%	)	0.51	0.65	(0.14)	(22%	)
Gold equivalent ounces:
Produced	82,353	88,469	(6,116)	(7%	)	166,633	173,560	(6,927)	(4%	)
Sold	81,069	86,555	(5,486)	(6%	)	164,789	180,622	(15,833)	(9%	)
Financial Data (in millions)
Metal sales	$53.4	$55.3	$(1.9)	(3%	)	$108.4	$107.0	$1.4	1%
Cost of sales(c)	23.7	23.4	0.3	1%		47.9	51.0	(3.1)	(6%	)
Accretion and reclamation expense	0.3	0.4	(0.1)	(25%	)	0.7	0.8	(0.1)	(13%	)
Depreciation, depletion and amortization	1.6	2.1	(0.5)	(24%	)	3.3	7.7	(4.4)	(57%	)

	27.8	29.4	(1.6)	(5%	)	56.5	47.5	9.0	19%
Exploration	0.5	1.5	(1.0)	(67%	)	1.1	1.9	(0.8)	(42%	)

Segment earnings	$27.3	$27.9	$(0.6)	(2%	)	$55.4	$45.6	$9.8	21%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent production was lower by 7% during the second quarter of 2007 as compared to the second quarter of 2006 due to fewer tonnes processed and a lower grade of ore. Tonnes processed were down 20% in the second quarter of 2007 as compared to the same period in 2006 as a result of depleting stockpiles in 2006, thereby delivering fewer tonnes to the dedicated pad, partially offset by pre-crushing of sulphide ore which increased mill throughput. As planned, a lower grade of ore was encountered in the second quarter of 2007 as compared to the same period in 2006.

  •
  The decrease in revenue from metal sales of 3% was due to a lower number of ounces sold which was partially offset by a higher realized gold price.

  •
  Cost of sales increased 1% in the second quarter of 2007 when compared to the second quarter of 2006 as a result of higher production costs per tonne offset by fewer ounces sold. The higher production costs per tonne were caused by higher wages, higher revenue-based royalties and taxes, increases in the cost of tires, lime costs and lubricant price increases. The increases were partially offset by lower costs for fuel, electricity and health care.

  •
  The 24% decrease in depreciation in the first quarter of 2007 is due to higher reserve values which forms the basis for the depreciation charge.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent production was lower by 4% during the first half of 2007 due to fewer tonnes processed and a lower grade of ore. Tonnes processed were down 23% in the first quarter of 2007 as compared to the same period in 2006 as a result of depleting stockpiles in 2006, thereby delivering fewer tonnes to the dedicated pad, partially offset by pre-crushing of sulphide ore which increased mill throughput. Lower grade was encountered in the upper areas of the expansion pit, consistent with plan, as higher grades occur deeper in the ore body.

  •
  The increase in metal sales revenue of 1% was due to a higher realized gold price, which was partially offset by the lower number of ounces sold.

  •
  Cost of sales decreased 6% in the first half of 2007 when compared to the first half of 2006 due to lower ounces sold offset by higher production costs per tonne. The higher production costs per tonne were caused by higher wages, higher revenue-based royalties, increases in the cost of tires, increased consumption of cyanide and diesel, and lubricant price increases. The increases were partially offset by lower costs for fuel, electricity and health care.

  •
  The 57% decrease in depreciation in the first quarter of 2007 is due to higher reserve values which forms the basis for the depreciation charge.

Porcupine Joint Venture (49% ownership; Goldcorp 51% and operator) — Canada

						Six months ended June 30,
	Three months ended June 30,
									% Change
	2007	2006	Change	% Change(c)		2007	2006	Change
Operating Statistics
Tonnes ore mined (000's)(a)	5,276	5,212	64	1%		9,642	11,389	(1,747)	(15%	)
Tonnes processed (000's)(a)	959	1,088	(129)	(12%	)	1,922	2,085	(163)	(8%	)
Grade (grams/tonne)	2.73	2.57	0.16	6%		2.61	2.38	0.23	10%
Recovery	95.6%	92.0%	3.6%	4%		94.8%	91.3%	3.5%	4%
Gold equivalent ounces:
Produced	39,522	39,713	(191)	(0%	)	75,322	69,845	5,477	8%
Sold	41,483	43,299	(1,816)	(4%	)	75,011	75,452	(441)	(1%	)
Financial Data (in millions)
Metal sales	$27.6	$26.8	$0.8	3%		$49.6	$44.6	$5.0	11%
Cost of sales(b)	18.4	15.9	2.5	16%		32.5	30.0	2.5	8%
Accretion and reclamation expense	0.5	0.4	0.1	25%		0.9	0.9	—	0%
Depreciation, depletion and amortization	3.0	3.1	(0.1)	(3%	)	5.3	5.4	(0.1)	(2%	)

	5.7	7.4	(1.7)	(23%	)	10.9	8.3	2.6	31%
Exploration	2.7	1.2	1.5	125%		2.9	2.0	0.9	45%
Other	—	—	—	nm		0.1	0.3	(0.2)	(67%	)

Segment earnings (loss)	$3.0	$6.2	$(3.2)	(52%	)	$7.9	$6.0	$1.9	32%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" refers to not meaningful.

Second quarter 2007 vs. second quarter 2006

  •
  Gold production for the second quarter of 2007 was consistent with the prior year production levels. During the period there were improvements in the grade of ore mined and the rate of recovery, however, this was offset by lower production levels. Grade and recoveries were higher as a result of new deposits in the Pamour open pit as well as underground operations at Hoyle Pond and Dome. Production levels were hindered by contaminated stockpile material which caused unexpected crushing circuit breakdowns.

  •
  The total quantity of gold equivalent ounces sold decreased 4% but with a higher realized gold price in the second quarter of 2007 over the same period in 2006, sales revenue increased 3%. The number of gold equivalent ounces sold was lower due to slightly lower production and delivery delays of finished goods.

  •
  Cost of sales were higher by 16% during the period. This was caused by increased maintenance and higher cost of consumables.

  •
  Accretion and reclamation, depreciation, depletion and amortization expenses are relatively unchanged from the second quarter in 2006 to the same period in 2007.

First six months 2007 vs. first six months 2006

  •
  Significant improvements in the grade of ore mined and the rate of recovery in the first half of 2007 as compared to the first half of 2006 resulted in an 8% improvement in gold equivalent production. This was partially offset by lower tonnage processed during the period. Grade and recoveries were higher in the Pamour open pit and underground operations at Hoyle Pond and Dome. Production was down due to contaminated stockpile material resulting in unplanned maintenance, reduced equipment availability, longer hauls and poor road conditions due to the spring thaw.

  •
  The total quantity of gold equivalent ounces sold in the first half of 2007 decreased 1% as compared to the first half of 2006, but with a higher realized gold price in 2007 as compared to the same period in 2006, sales revenue increased 11%. The change in the number of gold equivalent ounces sold was lower than the increase in production as a result of delays in the delivery of finished goods inventory.

  •
  Cost of sales during the period increased 8% due to unplanned maintenance and increased consumable prices.

  •
  Accretion and reclamation, depreciation, depletion and amortization expenses are relatively unchanged from the first half of 2006 as compared to the same period in 2007.

Paracatu (100% ownership and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,934	3,971	963	24%		9,620	8,066	1,554	19%
Tonnes processed (000's)	4,550	4,278	272	6%		9,183	8,611	572	7%
Grade (grams/tonne)	0.38	0.41	(0.03)	(7%	)	0.38	0.40	(0.02)	(5%	)
Recovery	74.4%	77.6%	(3.2% )	(4%	)	75.6%	78.0%	(3.6% )	(5%	)
Gold equivalent ounces:
Produced	41,183	44,465	(3,282)	(7%	)	81,915	87,365	(5,450)	(6%	)
Sold	38,426	43,620	(5,194)	(12%	)	82,410	89,747	(7,337)	(8%	)
Financial Data (in millions)
Metal sales	$25.7	$27.0	$(1.3)	(5%	)	$54.2	$52.2	$2.0	4%
Cost of sales(a)	14.1	14.6	(0.5)	(3%	)	30.1	29.7	0.4	1%
Accretion and reclamation expense	0.2	0.2	—	0%		0.4	0.4	—	0%
Depreciation, depletion and amortization	3.2	3.4	(0.2)	(6%	)	6.3	6.2	0.1	2%

	8.2	8.8	(0.6)	(7%	)	17.4	15.9	1.5	9%
Exploration	0.3	0.1	0.2	200%		0.6	0.5	0.1	20%
Other	1.2	0.7	0.5	71%		2.1	1.4	0.7	50%

Segment earnings	$6.7	$8.0	$(1.3)	(16%	)	$14.7	$14.0	$0.7	5%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent ounces produced decreased during the second quarter of 2007 by 7% over the corresponding quarter in 2006. This decrease occurred due to a lower grade ore and a lower recovery rate due to the presence of refractory ore. This was slightly offset by increased tonnes mined due to softer ore.

  •
  Revenues from metal sales decreased in the second quarter of 2007 by 5% as compared to the corresponding quarter in 2006, due to a decrease in the number of ounces sold which was partially offset by higher gold prices.

  •
  Cost of sales decreased 3% quarter-over-quarter from 2006 to 2007 as a result of reduced costs for labour and fuel, and improved supplies utilization due to processing softer ore. This was partially offset due to the appreciation in the Brazilian real against the United States dollar and increases in consumables costs.

  •
  Depreciation, depletion and amortization decreased 6% primarily due to a reduction in the number of gold equivalent ounces sold.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent ounces produced decreased during the first half of 2007 by 6% over the corresponding period in 2006. This decrease occurred although the number of tonnes processed increased, the result of mining lower grade ore at a lower recovery rate. The increase in the tonnes processed was due to mining softer ore in the first half of 2007 as compared to the first half of 2006.

  •
  The reduction in the number of ounces sold of 8%, and an increase in the price of gold in the first half of 2007 when compared to the same period in 2006, netted an overall increase in revenue of 4%.

  •
  The increase in cost of sales by 1% in the first half of 2007 as compared to the first half of 2006, was due to the appreciation in the Brazilian real against the United States dollar and increases in consumables costs, partially offset by reduced costs for labour and fuel, and improved supplies utilization due to processing the softer ore.

  •
  Depreciation, depletion and amortization increased 2% in the first half of 2007 as compared to the first half of 2006 due to the decrease in the number of gold equivalent ounces sold partially offset by the addition to mobile equipment.

La Coipa (50% ownership; Goldcorp 50% and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	1,740	425	1,315	309%		2,649	1,555	1,094	70%
Tonnes processed (000's)(a)	805	1,477	(672)	(45%	)	1,588	3,054	(1,466)	(48%	)
Grade (grams/tonne)
Gold	1.35	0.82	0.53	65%		1.07	1.01	0.06	6%
Silver	236.93	54.47	182.46	335%		259.11	56.40	202.71	359%
Recovery
Gold	70.9%	81.8%	(10.9% )	(13%	)	66.7%	82.5%	(15.8% )	(19%	)
Silver	70.7%	63.0%	7.7%	12%		71.8%	57.5%	14.3%	25%
Gold equivalent ounces:
Produced	62,220	32,519	29,701	91%		118,515	71,146	47,369	67%
Sold	57,841	33,366	24,475	73%		105,867	73,432	32,435	44%
Silver ounces produced (000's)	2,436.8	814.9	1,621.9	199%		4,938.9	1,584.4	3,355	212%
Financial Data (in millions)
Metal sales	$38.4	$21.1	$17.3	82%		$69.8	$43.6	$26.2	60%
Cost of sales(b)	15.1	10.8	4.3	40%		24.8	22.1	2.7	12%
Accretion and reclamation expense	0.2	0.3	(0.1)	(33%	)	0.5	0.5	—	0%
Depreciation, depletion and amortization	6.1	3.4	2.7	79%		11.1	9.0	2.1	23%

	17.0	6.6	10.4	158%		33.4	12.0	21.4	178%
Exploration	0.7	0.5	0.2	40%		1.3	0.9	0.4	44%
Other	—	0.6	(0.6)	(100%	)	0.1	0.6	(0.5)	(83%	)

Segment earnings	$16.3	$5.5	$10.8	196%		$32.0	$10.5	$21.5	205%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent production increased 91% in the second quarter of 2007 when compared to the same period in 2006. The increase in gold equivalent production was due to higher grade gold and silver ore being milled, which was partially offset by a 45% reduction in quantity of tonnes processed. The grade of gold was up 65% but recovery of gold was down 13%. Production of high grade silver ore from the Puren mine was cut back to allow for maximum recovery in the mill, and production was supplemented by ore from the La Coipa mine and stockpiles. The decrease in ore processing was more than offset by the increase in the silver grade and recovery by 335% and 12%, respectively.

  •
  Revenue increased 82% due to higher realized gold and silver prices and a 73% increase in the number of gold equivalent ounces sold.

  •
  Cost of sales increased 40% between the second quarter of 2006 and the second quarter of 2007. This was primarily caused by outsourced contractor costs related to the stabilization of Coipa Norte, partially offset by decreased processing costs due to lower volume of ore milled.

  •
  The increase in depreciation, depletion and amortization of 79% was primarily the result of assets related to the Puren deposit coming into production.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent production increased 67% in the first half of 2007 when compared to the first half of 2006 due to the significantly higher grade of silver ore mined. The quantity of tonnes processed was lower by 48% and grade of gold was up 6% but recovery was down 19%. Production of high grade silver ore from the Puren mine was cut back to allow for maximum recovery in the mill, and production was supplemented by ore from the La Coipa mine and stockpiles. However, the decrease was more than offset by the increase in the silver grade to 259.11 grams per tonne and recovery of 71.8% as compared to a grade of 56.40 grams per tonne and recovery of 57.5% in the first half of 2006.

  •
  Revenue increased 60% due to higher realized gold and silver prices and a 44% increase in the number of gold equivalent ounces sold.

  •
  Cost of sales increased by 12% between the first half of 2006 and the first half of 2007. This was primarily due to the costs associated with outsourced contractors related to the stabilization of Coipa Norte, which was partially offset by decreased processing costs as a lower volume of ore was milled.

  •
  The increase in depreciation, depletion and amortization of 23% was the result of depreciating assets related to the Puren deposit coming into production in 2007.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended June 30,
						Six months ended June 30,
				% Change
	2007	2006	Change			2007	2006	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	206	203	3	1%		408	401	7	2%
Tonnes processed (000's)(a)	206	203	3	1%		408	401	7	2%
Grade (grams/tonne)	7.60	7.84	(0.24)	(3%	)	7.64	7.90	(0.26)	(3%	)
Recovery	94.8%	95.6%	(0.8% )	(1%	)	94.9%	95.4%	(0.5% )	(1%	)
Gold equivalent ounces:
Produced	23,884	24,424	(540)	(2%	)	47,624	48,545	(921)	(2%	)
Sold	24,184	25,779	(1,595)	(6%	)	51,687	49,717	1,970	4%
Financial Data (in millions)
Metal sales	$16.1	$16.1	$—	(0%	)	$33.8	$29.3	$4.5	15%
Cost of sales(b)	6.2	5.2	1.0	19%		12.4	9.7	2.7	28%
Accretion and reclamation expense	0.1	0.1	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.9	3.2	(0.3)	(9%	)	5.9	6.0	(0.1)	(2%	)

	6.9	7.6	(0.7)	(9%	)	15.4	13.5	1.9	14%
Exploration	0.2	0.2	—	0%		0.3	0.3	—	0%
Other	—	(0.2)	0.2	100%		0.1	(0.1)	0.2	200%

Segment earnings	$6.7	$7.6	$(0.9)	(12%	)	$15.0	$13.3	$1.7	13%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" refers to not meaningful.

Second quarter 2007 vs. second quarter 2006

  •
  Gold production dropped slightly to 23,884 gold equivalent ounces between the second quarter of 2006 and the second quarter of 2007 reflecting a minor decrease in the grade and recovery rate, partially offset by an increase in the tonnes processed.

  •
  Sales revenue remained stable as less ounces sold in the second quarter were offset by higher realized gold price.

  •
  Cost of sales increased 19% in the second quarter of 2007 compared to the same period in 2006 as a result of the strengthening of the Brazilian real to the United States dollar, higher production taxes, and increased costs for spare parts, roof support material, professional services, labour and energy.

First six months 2007 vs. first six months 2006

  •
  Gold production dropped slightly to 47,624 gold equivalent ounces between the first half of 2006 and the first half of 2007 reflecting a decrease in the grade and recovery rate, partially offset by an increase in the tonnes processed.

  •
  Sales revenue increased 15% due to the increase in ounces sold and a higher realized gold price.

  •
  Cost of sales increased 28% in the first half of 2007 compared to the same period in 2006 as a result of a 4% increase in gold equivalent ounces sold, the strengthening of the Brazilian real to the United States dollar, higher costs for spare parts, roof support material, professional services, labour and energy. In addition, increased production resulted in an increase in production taxes.

Musselwhite (31.93% ownership; Goldcorp 68.07% and operator) — Canada

	Three months ended June 30,					Six months ended June 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	266	216	50	23%		674	621	53	9%
Tonnes processed (000's)(a)	341	322	19	6%		674	676	(2)	(0%	)
Grade (grams/tonne)	5.47	5.65	(0.18)	(3%	)	5.33	5.16	0.17	3%
Recovery	95.3%	95.4%	(0.1% )	(0%	)	95.5%	94.8%	0.7%	1%
Gold equivalent ounces:
Produced	18,201	17,631	570	3%		35,231	33,799	1,432	4%
Sold	16,945	18,801	(1,856)	(10%	)	33,505	35,661	(2,156)	(6%	)
Financial Data (in millions)
Metal sales	$11.3	$11.8	$(0.5)	(4%	)	$22.0	$21.1	$0.9	4%
Cost of sales(b)	8.3	7.8	0.5	6%		16.1	15.0	1.1	7%
Accretion and reclamation expense	0.1	0.1	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.6	2.8	(0.2)	(7%	)	5.1	5.2	(0.1)	(2%	)

	0.3	1.1	(0.8)	(73%	)	0.7	0.8	(0.1)	(13%	)
Exploration	0.3	0.2	0.1	50%		0.5	0.9	(0.4)	(44%	)

Segment earnings (loss)	$—	$0.9	$(0.9)	(100%	)	$0.2	$(0.1)	$0.3	300%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2007 vs. second quarter 2006

  •
  Gold production in the second quarter of 2007 increased 3% due to improved mill throughput as a result of improvements in equipment availability and process improvements, partially offset by a lower grade ore.

  •
  Although 10% fewer gold equivalent ounces were sold, total revenue decreased 4%, reflecting a higher average realized gold price in the second quarter of 2007 when compared to the same period in 2006.

  •
  Cost of sales increased 6%, largely due to increased underground mining costs as a result of infrastructure maintenance and continuing high mobile equipment repair and operating costs for older equipment.

  •
  Depreciation, depletion and amortization in the second quarter of 2007 decreased slightly due to fewer gold equivalent ounces sold.

First six months 2007 vs. first six months 2006

  •
  Gold production in the second half of 2007 increased 4% due to improved grade and recovery rates as compared to the second half of 2006, although tonnes of ore processed decreased due to unplanned equipment and labour availability issues and a power outage in the first quarter of 2007.

  •
  Although 6% fewer gold equivalent ounces were sold, total revenue increased 4% reflecting a higher average realized gold price in the first six months of 2007 as compared to the first six months of 2006.

  •
  Cost of sales increased 7%, primarily due to increased underground mining costs for mobile equipment and tires and infrastructure maintenance.

  •
  Depreciation, depletion and amortization in the first half of 2007 remained relatively unchanged when compared to the same period in 2006.

Maricunga(d) (100% ownership and operator; 2006: 50% ownership and operator) — Chile

						Six months ended June 30,
	Three months ended June 30,
									% Change
	2007	2006	Change	% Change(e)		2007	2006	Change
Operating Statistics(c)(d)
Tonnes ore mined (000's)(a)	3,029	3,859	(830)	(22%	)	7,005	6,986	19	0%
Tonnes processed (000's)(a)	2,841	3,741	(900)	(24%	)	6,843	6,866	(23)	(0%	)
Grade (grams/tonne)	0.70	0.74	(0.04)	(5%	)	0.75	0.72	0.03	4%
Gold equivalent ounces:
Produced	57,230	26,711	30,519	114%		98,270	58,925	39,345	67%
Sold	62,120	26,925	35,195	131%		100,115	58,873	41,242	70%
Financial Data (in millions)
Metal sales	$40.9	$17.1	$23.8	139%		$65.4	$34.9	$30.5	87%
Cost of sales(b)	25.7	10.2	15.5	152%		41.1	20.9	20.2	97%
Accretion and reclamation expense	0.2	—	0.2	nm		0.2	0.1	0.1	100%
Depreciation, depletion and amortization	3.7	2.0	1.7	85%		5.7	3.3	2.4	73%

	11.3	4.9	6.4	131%		18.4	10.6	7.8	74%
Exploration	0.1	0.6	(0.5)	(83%	)	0.7	0.6	0.1	17%
Other	—	0.1	(0.1)	100%		—	0.1	(0.1)	(100%	)

Segment earnings	$11.2	$4.2	$7.0	167%		$17.7	$9.9	$7.8	79%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(d)
The results (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 26, 2007 and 100% ownership thereafter.
(e)
"nm" refers to not meaningful.

Second quarter 2007 vs. second quarter 2006

  •
  Gold equivalent ounces produced in the second quarter of 2007 increased 114% as compared to the same period in 2006, with the addition of 28,615 gold equivalent ounces added to the account of Kinross in the quarter due to the acquisition of the balance of the ownership interest in the mine in 2007.

  •
  The revenue increase of 139% is due to 31,060 gold equivalent ounces sold that are to the account of Kinross as a result of the acquisition of Bema, higher overall production rates, and a higher realized gold price in the second quarter of 2007, when compared with the corresponding period in 2006.

  •
  Cost of sales for the second quarter of 2007 increased over the same period in 2006 as a result of the additional ounces sold to Kinross' account due to the additional 50% interest in the mine and the effects of selling inventory that had an increase in carrying value acquired as part of the Bema acquisition, to fair market value.

  •
  Depreciation, depletion and amortization expense increased in the second quarter of 2007 as compared to the same period in 2006, as a result of the acquisition of the remaining 50% interest in the mine, offset in part by a decrease in depreciation which was caused by an increase in reserves.

First six months 2007 vs. first six months 2006

  •
  Gold equivalent ounces produced in the first half of 2007 increased 67% as compared to the same period in 2006, with the addition of 39,600 gold equivalent ounces added to the account of Kinross due to the acquisition of the balance of the ownership interest in the mine in February 2007.

  •
  The revenue increase of 87% is due to 41,222 gold equivalent ounces sold that are to the account of Kinross as a result of the acquisition of Bema, and a higher realized gold price in the first half of 2007 when compared with the corresponding period in 2006.

  •
  Cost of sales increased 97% in the first half of 2007 as compared to the same period in 2006 due to the Company's additional 50% interest in the mine, and the impact of selling inventory that had its cost increased to fair value as part of the Bema acquisition.

  •
  Depreciation, depletion and amortization expense increased in the first half of 2007 as compared to the first half of 2006 as a result of the acquisition of 100% interest in the mine, offset in part by a decrease in depreciation due to an increase in reserves.

Julietta

        The Julietta mine was acquired as part of the Bema acquisition so the results are for the period from February 27, 2007 through to June 30, 2007. Gold equivalent production in the second quarter of 2007 was 21,260 gold equivalent ounces and 20,025 gold equivalent ounces were sold. This brings total production to 29,023 gold equivalent ounces and 34,111 gold equivalent ounces sold for the four months ended June 30, 2007. As a result of valuing the acquired inventory at fair market value at the time of acquisition, cost of sales included this mark-up, contributing to a net loss of $3.1 million for the four month period ended June 30, 2007.

Other Operating Segments

        Included in other operating segments is the Kubaka mine, where all mining activities ceased in 2006 and the property is now in reclamation.

Exploration and business development

        Exploration and business development expense was $12.3 million in the second quarter and $20.2 million in the first half of 2007, an increase of $2.9 million and $3.3 million respectively, from the corresponding periods in 2006. The focus for 2007 is to replace and increase reserves at existing sites, including the recently acquired properties in Russia and Chile, as well as North America. Exploration efforts are also continuing at the Company's development projects in an effort to increase reserves.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the first half of 2007 were $31.2 million compared to $24.8 million in the first half of 2006, an increase of $6.4 million. In the second quarter of 2007, general and administrative costs increased from $14.7 million in 2006, to $16.5 million in 2007, a 12% increase. Increases are primarily related to appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs, expenses related to integrating Bema and costs related to the Bema acquisition, additional travel and consulting fees and increases in technology costs.

Other income (expense) — net

	Three months ended June 30,
					Six months ended June 30,
				% Change
	2007	2006	Change		2007	2006	Change	% Change(a)
Interest income and other	$4.2	$1.6	$2.6	163%	$7.6	$3.3	$4.3	130%
Interest expense	(2.6)	(2.2)	(0.4)	18%	(3.2)	(4.7)	1.5	(32%	)
Foreign exchange losses	(11.0)	(1.2)	(9.8)	817%	(18.1)	(10.6)	(7.5)	71%
Non-hedge derivative gains	16.7	2.5	14.2	568%	43.6	—	43.6	nm

	$7.3	$0.7	$6.6	943%	$29.9	$(12.0)	$41.9	349%

(a)
"nm" refers to not meaningful.

        Other income and expense went from a net expense of $12.0 million in the first half of 2006 to net income of $29.9 million in the first half of 2007. This was primarily the result of recording net unrealized non-hedge derivative gains on the change in fair market value of gold and silver derivative contracts that had been acquired with the purchase of Bema, from the date of acquisition to the date of effective hedge documentation, partially offset by foreign exchange losses that were $7.5 million higher in 2007. For the second quarter of 2007 as compared to the second quarter of 2006, non-hedge derivative gains and increased foreign exchange losses resulted in a net increase in other income (expense) of $6.6 million, to $7.3 million.

Interest and other income and interest expense

        Due to higher cash balances, interest and other income increased to $4.2 million from $1.6 million in the second quarter of 2007 as compared to the same period in 2006 and increased by $4.3 million, to $7.6 million from $3.3 million in the first six months of 2007 as compared to the same period in 2006. Additional debt taken on through the acquisition of Bema in late February 2007, resulted in an increased interest expense, to $2.6 million from $2.2 million, in the second quarter of 2007 as compared to the same period in 2006, although interest expense was lower on a year-to-date basis when comparing 2007 to 2006 due to the lower debt levels prior to the acquisition of Bema. Interest of $11.2 million was capitalized in the first six months of 2007 and $8.0 million in the second quarter of 2007 as compared to $1.2 million in the first half of 2006 and $0.7 million in the second quarter of 2006.

Non-hedge derivative gains

        Net non-hedge derivative liabilities with a fair market value of $209.4 million were recorded upon the acquisition of Bema. During the period from the date of acquisition to the date of effective hedge documentation, the net mark-to-market gains totalled $43.6 million. Of this amount, net gains were recorded on gold and silver forward sales contracts of $16.7 million and gains of $25.1 million on call options sold, partially offset by losses on put options bought of $0.3 million. Net gains were recorded of $0.1 million in interest rate swaps. There were unrealized non-hedge derivative gains of $2.5 million in the second quarter of 2006. The gains of $43.6 million, consist of gains from the date of acquisition to the date of effective hedge documentation for contracts that qualify for hedge accounting, plus gains on non-hedge contracts for those contracts that qualify for hedge accounting. Future gains and losses will be recorded in other comprehensive income.

Foreign exchange losses

        Foreign currency exchange losses were primarily due to the appreciation of the Canadian dollar and Brazilian real as compared to the United States dollar. In the first half of 2007, losses totalled $18.1 million as compared to losses of $10.6 million in the same period in 2006. In the second quarter of 2007, foreign exchange losses were $11.0 million, an increase of $9.8 million from the second quarter of 2006.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil and Chile, have impacted the effective tax rate on the taxable income earned in the jurisdiction. The Company is currently experiencing increases in the effective tax rates that are closer to statutory tax rates, resulting in increases in the tax provision in both the first half and in the second quarter of 2007. In the first half of 2007, the Company recorded an income and mining tax expense of $36.3 million on earnings before tax of $159.8 million, and $17.1 million in the second quarter of 2007 on earnings before tax of $71.6 million. This compares to a provision of $8.7 million on earnings before taxes and other items of $83.5 million in the first six months of 2006 and a provision of $8.1 million on earning before tax of $73.8 million during the second quarter of 2006.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,
						Six months ended June 30,
				% Change
(in millions)	2007	2006	Change			2007	2006	Change	% Change(a)
Cash flow:
Provided from operating activities	$94.5	$94.9	$(0.4)	(0%	)	$184.7	$115.0	$69.7	61%
Used in investing activities	(155.4)	(39.5)	(115.9)	(293%	)	(208.1)	(74.6)	(133.5)	(179%	)
Provided from financing acitvities	82.2	8.8	73.4	834%		111.8	9.0	102.8	nm
Effect of exchange rate changes on cash	1.5	0.7	0.8	114%		1.9	2.0	(0.1)	(5%	)

Increase (decrease) in cash and cash equivalents	22.8	64.9	(42.1)	(65%	)	90.3	51.4	38.9	76%
Cash and cash equivalents:
Beginning of period	221.6	84.1	137.5	163%		154.1	97.6	56.5	58%

End of period	$244.4	$149.0	$95.4	64%		$244.4	$149.0	$95.4	64%

(a)
"nm" refers to not meaningful.

        Cash and cash equivalent balances increased to $244.4 million at June 30, 2007 from $154.1 million at December 31, 2006 and increased $95.4 million from the balance of $149.0 million at June 30, 2006. In the first six months of 2007, operating activities added $184.7 million, the issuance of common shares brought in $32.4 million and net increases in debt contributed $94.9 million. Cash of $231.0 million was used to invest in property, plant and equipment in the first half of 2007. In the second quarter of 2007, sources of cash were from operating activities, which contributed $94.5 million, the issuance of common shares, which contributed $8.3 million and $83.7 million in net additional debt, with $161.3 million used in the acquisition of property, plant and equipment.

Operating Activities

        Operating cash flows were $184.7 million on earnings of $121.5 million for the six months ended June 30, 2007, as a result of higher gold and silver prices. This compares to cash flows from operating earnings in the first six months of 2006 of $115.0 million on earnings of $74.5 million. Increases in operating assets and liabilities used $1.4 million of cash compared to a use of $22.3 million in the corresponding period in 2006.

        In the second quarter of 2007, earnings of $53.0 million yielded net cash flows from operating activities of $94.5 million which is comparable to the net cash flow from operations in the second quarter of 2006 of $94.9 million. This was the result of sustained gold and silver prices.

Investing Activities

        Net cash used in investing activities totalled $155.4 million and $39.5 million in the second quarter of 2007 and 2006, respectively. During the first half of 2007 and 2006, $208.1 million and $74.6 million, respectively, was used for investing activities. These funds were used for the Company's capital projects, whereby $231.0 million was spent in the first half and $161.3 was spend in the second quarter of 2007. In comparison, $76.5 was spent in the first six months and $41.8 million in the second quarter of 2006. The following provides a breakdown of capital expenditures:

Capital Expenditures

	Three months ended June 30,
						Six months ended June 30,
				% Change
	2007	2006	Change			2007	2006	Change	% Change(a)
Operating segments
Fort Knox	$7.8	$12.6	$(4.8)	(38%	)	$16.3	$21.5	$(5.2)	(24%	)
Round Mountain	12.4	5.5	6.9	125%		21.9	8.4	13.5	161%
Porcupine Joint Venture	4.9	5.7	(0.8)	(14%	)	10.0	10.4	(0.4)	(4%	)
Paracatu	62.4	9.2	53.2	578%		82.5	17.6	64.9	369%
La Coipa	0.9	2.9	(2.0)	(69%	)	1.5	5.9	(4.4)	(75%	)
Crixas	3.4	2.3	1.1	48%		5.3	4.0	1.3	33%
Musselwhite	1.9	1.2	0.7	58%		4.2	2.3	1.9	83%
Maricunga	1.1	0.7	0.4	57%		3.3	3.0	0.3	10%
Kettle River	11.2	1.3	9.9	762%		19.6	1.9	17.7	932%
Julietta	1.0	—	1.0	nm		1.3	—	1.3	nm
Kupol	52.7	—	52.7	nm		62.6	—	62.6	nm
Other operations	0.2	—	0.2	nm		0.5	—	0.5	nm
Corporate and other	1.4	0.4	1.0	250%		2.0	1.5	0.5	33%

Total	$161.3	$41.8	$119.5	286%		$231.0	$76.5	$154.5	202%

(a)
"nm" refers to not meaningful.

        The majority of the spending was at Paracatu, Fort Knox, Round Mountain and the Porcupine Joint Venture, where expansion projects are underway, the Kupol project and at Kettle River related to the development of the Buckhorn mine.

        Additional funds were received on the net disposal of long-term investments and other assets, totalling $16.7 million and $17.0 million in the first half and the second quarter of 2007, respectively.

Financing Activities

        Net cash flow received from financing activities in the first six months of 2007 of $111.8 million came from the issuance of common shares which brought in $32.4 million and a net increase in debt of $94.9 million compared to the same period in 2006. In the second quarter of 2007, $8.3 million was received on the issuance of shares and $83.7 million on net debt.

Balance Sheet

	As at:
(in millions)	June 30, 2007	December 31, 2006
Cash and cash equivalents	$244.4	$154.1
Current assets	$464.3	$293.0
Total assets	$6,031.0	$2,053.5
Current liabilities	$231.8	$207.7
Total debt, including current portion(a)	$460.1	$89.9
Total liabilities(b)	$1,439.1	$585.5
Shareholders' equity	$4,591.9	$1,468.0
Statistics
Working capital	$232.5	$85.3
Working capital ratio(c)	2.00:1	1.41:1

(a)
Includes long-term debt and preferred shares.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        During the first half of 2007, cash increased $90.3 million to $244.4 million, with cash flow from operating activities contributing $184.7 million and cash from financing activities contributing $111.8 million. This was reduced by investing activities that used $208.1 million in cash. The Company's net debt position, consisting of cash and cash equivalents, less long-term debt went from a net cash position at December 31, 2006 of $64.2 million to a net debt position at June 30, 2007 of $215.7 million. The increase in debt is primarily the result of the purchase of Bema in February 2007, with the assumption of debt related to the Kupol project totalling $289.8 million as at June 30, 2007, and additional debt related to the acquisition of the 50% of CMM that Kinross did not already own.

        Net working capital increased $147.2 million to $232.5 million in the first half of 2007. Cash, accounts receivable, inventories and accounts payable and the current portion of long-term debt all increased as a result of improved earnings and the acquisition of Bema.

        As of August 8, 2007, there were 592.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 3.2 million share purchase options outstanding under its share option plan and 25.0 million common share purchase warrants outstanding, (convertible to 8.3 million Kinross shares). In addition, there were 40.1 million warrants outstanding (convertible to 17.8 million Kinross shares) that were assumed as part of the Bema acquisition.

Credit Facilities

        Kinross has utilized $218.9 million of the $300.0 million corporate revolving credit facility, consisting of letters of credit of $158.9 million and a draw of $60.0 million. This compares to utilization of $267.2 million at June 30, 2006. In 2007, $18.1 million in debt was paid down and a net $31.4 million in letters of credit were issued. Since December 31, 2006, an additional $83.0 million was drawn against the $200.0 million term loan facility, increasing the balance outstanding to $88.0 million. Subsequent to June 30, 2007, the term of the corporate revolving credit facility was extended by one year to August 2010.

        As a result of the acquisition of Bema, Kinross has recorded 100% of the outstanding debt of CMM, resulting in an increase in the Maricunga capital leases which total $17.0 million as at June 30, 2007. Also included in long-term debt at June 30, 2007 is an $8.3 million revolving credit facility originally undertaken by CMM relating directly to Bema's interest in the Maricunga mine.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at June 30, 2007, $270.0 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and $nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, Long-term debt and credit facilities in the interim financial statements for the quarter ended June 30, 2007.

Liquidity Outlook

        The major uses of cash outside of operating activities and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totalled $231.0 million during the first six months of 2007 and the forecast is to spend approximately $660 million by the end of the year. The full year capital expenditure forecast includes $275 million related to the Paracatu expansion, $50 million for the Buckhorn project, $200 million for Kupol project and $100 million for sustaining capital. Reclamation and remediation spending for the full year is forecast to be approximately $29 million, with $8.5 million having already been spent in the first half of 2007. Exploration and business development expenditures of $20.2 million were incurred in the first half of 2007. It is anticipated that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2007.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, foreign currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company has also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As a result of the acquisition of Bema, the Company acquired gold and silver forward contracts to deliver 295,000 ounces of gold and 2,850,000 ounces of silver, call options sold of 505,400 ounces and 8,100,000 ounces of gold and silver, respectively and put options purchased of 719,300 ounces of gold and 8,100,000 ounces of silver. These contract dates range from 2007 through 2012, at prices ranging from $405 per ounce to $677 per ounce for gold and $7.87 to $13.83 for silver.

        During the second quarter of 2007, the Company restructured the gold and silver positions required under the Kupol project loan facility. The put option positions were sold and the short call option positions were repurchased. Forward sales transactions with the same number of put option positions sold replaced these positions.

        Kinross also had contracts to sell $60.0 million and $30.0 million U.S. dollars for Brazilian reais during the balance of 2007 and the first quarter of 2008 at exchange rates of 2.2167 and 2.2427, respectively. Forward contracts were also in place at June 30, 2007 to purchase 35,000 barrels of diesel fuel at a price of $58.36 per barrel. Also acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $44.0 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75%.

Fair value of derivative instruments

(in millions)	As at June 30, 2007
Interest rate swap	$3.4
Foreign currency forward contracts	12.1
Gold and silver forward contracts	(132.0)
Gold and silver call options sold	(13.2)
Silver lease rate swap	(0.9)
Energy forward contract	0.5

$(130.1)

7.     Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures ("disclosure controls"). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective. With respect to the recent acquisition of Bema, the Company has not yet determined whether or not to apply the acquisitions exemption allowed under the Sarbanes-Oxley Act of 2002.

8.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2006 Annual MD&A.

9.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended June 30, 2007.

10.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2006 Annual MD&A, the 2006 Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or upon request from the Company.

11.  Summary of Quarterly Results

	2007		2006				2005
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$290.1	$245.7	$231.4	$223.6	$252.3	$198.3	$190.0	$181.1
Net earnings (loss)	$53.0	$68.5	$41.0	$50.3	$65.6	$8.9	$(154.3)	$(44.4)
Basic earnings (loss) per share	$0.09	$0.16	$0.11	$0.14	$0.19	$0.03	$(0.45)	$(0.13)
Diluted earnings (loss) per share	$0.09	$0.15	$0.11	$0.14	$0.19	$0.03	$(0.45)	$(0.13)
Cash flow provided from operating activities	$94.5	$90.2	$91.2	$85.8	$94.9	$20.1	$23.8	$52.5

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) that a long-term lease replacing the short term lease for the Kupol lands and construction permits required from time to time will be obtained from the Russian authorities on a basis consistent with Kinross' current expectations, (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; and (9) the accuracy of Kinross' current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia

or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the "Risk Analysis" section hereof, and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		June 30, 2007	December 31, 2006
		(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$244.4	$154.1
Restricted cash	Note 7	1.4	1.3
Accounts receivable and other assets	Note 4	82.0	38.1
Inventories	Note 4	136.5	99.5

		464.3	293.0
Property, plant and equipment	Note 4	3,233.2	1,331.0
Goodwill	Note 4	1,990.8	293.4
Long-term investments	Note 4	141.8	25.8
Unrealized fair value of derivative assets	Note 6	19.0	—
Future income and mining taxes		36.8	29.4
Deferred charges and other long-term assets	Note 4	145.1	80.9

		$6,031.0	$2,053.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$194.5	$161.0
Current portion of long-term debt	Note 7	14.2	17.9
Current portion of reclamation and remediation obligations	Note 8	23.1	28.8

		231.8	207.7
Long-term debt	Note 7	445.9	72.0
Reclamation and remediation obligations	Note 8	139.5	139.6
Unrealized fair value of derivative liabilities	Note 6	149.1	—
Future income and mining taxes		427.4	143.8
Other long-term liabilities		13.2	7.5

		1,406.9	570.6

Non-controlling interest		17.0	—

Convertible preferred shares of subsidiary company		15.2	14.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	4,923.9	2,001.7
Contributed surplus		75.3	54.6
Accumulated deficit		(465.6)	(587.1)
Accumulated other comprehensive income	Note 5	58.3	(1.2)

		4,591.9	1,468.0

Commitments and contingencies	Note 12

		$6,031.0	$2,053.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		591,621,156	362,704,112

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended June 30,		Six months ended June 30,
		2007	2006	2007	2006
Revenue
Metal sales		$290.1	$252.3	$535.8	$450.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		152.5	125.4	276.6	246.9
Accretion and reclamation expense		3.0	2.9	6.0	5.9
Depreciation, depletion and amortization		36.4	27.0	66.7	56.2

		98.2	97.0	186.5	141.6
Other operating costs		5.2	2.7	11.9	7.3
Exploration and business development		12.3	9.4	20.2	16.9
General and administrative		16.5	14.7	31.2	24.8
Gain on disposal of assets and investments — net	Note 3	(0.1)	(2.9)	(6.7)	(2.9)

Operating earnings		64.3	73.1	129.9	95.5
Other income (expense) — net	Note 4	7.3	0.7	29.9	(12.0)

Earnings before taxes and other items		71.6	73.8	159.8	83.5
Income and mining taxes expense — net		(17.1)	(8.1)	(36.3)	(8.7)
Equity in losses of associated companies		(1.3)	—	(1.8)	—
Non-controlling interest		—	0.1	0.2	0.1
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)	(0.4)	(0.4)

Net earnings		$53.0	$65.6	$121.5	$74.5

Earnings per share
Basic		$0.09	$0.19	$0.24	$0.22
Diluted		$0.09	$0.19	$0.23	$0.21
Weighted average number of common shares outstanding (millions)	Note 10
Basic		591.3	347.2	516.5	346.5
Diluted		602.9	348.5	527.8	347.4

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$53.0	$65.6	$121.5	$74.5
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	36.4	27.0	66.7	56.2
Accretion and reclamation expenses	3.0	2.9	6.0	5.9
Gain on disposal of assets and investments — net	(0.1)	(2.9)	(6.7)	(2.9)
Equity in losses of associated companies	1.3	—	1.8	—
Unrealized non-hedge derivative gains — net	(16.7)	—	(43.6)	—
Future income and mining taxes	10.6	1.8	18.7	(1.9)
Non-controlling interest	—	(0.1)	(0.2)	(0.1)
Stock-based compensation expense	3.8	3.2	7.1	4.6
Unrealized foreign exchange losses and other	7.6	(3.5)	12.0	1.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(13.3)	1.2	(7.1)	(8.1)
Inventories	8.3	10.0	5.6	1.7
Accounts payable and other liabilities	0.6	(10.3)	2.9	(15.9)

Cash flow provided from operating activities	94.5	94.9	184.7	115.0

Investing:
Additions to property, plant and equipment	(161.3)	(41.8)	(231.0)	(76.5)
Business acquisitions, net of cash acquired	—	—	2.3	—
Proceeds from the sale of long-term investments and other assets	17.0	1.3	16.7	0.4
Proceeds from the sale of property, plant and equipment	0.1	1.0	0.3	1.5
Restricted cash	4.9	—	4.9	—
Other	(16.1)	—	(1.3)	—

Cash flow used in investing activities	(155.4)	(39.5)	(208.1)	(74.6)

Financing:
Issuance of common shares	8.3	4.3	32.4	5.0
Proceeds from issuance of debt	98.0	9.2	113.0	14.0
Repayment of debt	(14.3)	(4.7)	(18.1)	(10.0)
Settlement of derivative instruments acquired in Bema acquisition	(9.8)	—	(15.5)	—

Cash flow provided from financing activities	82.2	8.8	111.8	9.0

Effect of exchange rate changes on cash	1.5	0.7	1.9	2.0

Increase in cash and cash equivalents	22.8	64.9	90.3	51.4
Cash and cash equivalents, beginning of period	221.6	84.1	154.1	97.6

Cash and cash equivalents, end of period	$244.4	$149.0	$244.4	$149.0

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended June 30,		Six months ended June 30,
		2007	2006	2007	2006
Common share capital and common share purchase warrants
Balance beginning of period		$4,885.7	$1,782.4	$2,001.7	$1,777.6
Shares issued on acquisition of Bema		—	—	2,642.1	—
Warrants issued on acquisition of Bema		—	—	141.9	—
Equity portion of convertible notes acquired on acquisition of Bema		—	—	23.7	—
Common shares issued for stock-based awards		1.0	7.4	1.8	9.6
Transfer of fair value of expired warrants and options		(0.1)	—	(0.1)	(0.1)
Transfer from contributed surplus from exercise of options and restricted shares		7.8	—	22.5	—
Cash proceeds on options and warrants exercised		8.3	—	32.4	—
Conversion of convertible notes		21.2	—	57.9	—
Conversion of redeemable retractable preferred shares		—	—	—	2.7

Balance at the end of the period		$4,923.9	$1,789.8	$4,923.9	$1,789.8

Contributed surplus
Balance beginning of period		$80.3	$52.5	$54.6	$52.6
Stock-based compensation		2.7	2.4	5.2	3.0
Options issued on acquisition of Bema		—	—	37.9	—
Transfer of fair value of expired warrants		0.1	—	0.1	0.1
Transfer of fair value of exercised options and restricted shares		(7.8)	(2.2)	(22.5)	(3.0)

Balance at the end of the period		$75.3	$52.7	$75.3	$52.7

Accumulated deficit
Balance beginning of period		$(518.6)	$(744.0)	$(587.1)	$(752.9)
Net earnings		53.0	65.6	121.5	74.5

Balance at the end of the period		$(465.6)	$(678.4)	$(465.6)	$(678.4)

Accumulated other comprehensive income
Balance beginning of period		$37.3	$(1.2)	$18.7	$(1.2)
Other comprehensive income	Note 5	21.0	—	39.6	—

Balance at the end of the period		$58.3	$(1.2)	$58.3	$(1.2)

Total accumulated deficit and accumulated other comprehensive income		$(407.3)	$(679.6)	$(407.3)	$(679.6)

Total common shareholders' equity		$4,591.9	$1,162.9	$4,591.9	$1,162.9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30,		Six months ended June 30,
		2007	2006	2007	2006
Net earnings		$53.0	$65.6	$121.5	$74.5
Other comprehensive income, net of tax:	Note 5
Unrealized gains on long-term investments		2.8	—	17.2	—
Unrealized gains on financial instruments		13.3	—	17.6	—
Currency translation adjustment on equity investments		4.9	—	4.8	—

Other comprehensive income		21.0	—	39.6	—

Total comprehensive income		$74.0	$65.6	$161.1	$74.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2006, except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.

  Subsequent to the acquisition of Bema Gold Corporation ("Bema"), the name of Bema was changed to EastWest Gold Corporation ("EastWest Gold"). In conjunction with the consolidation of operations of EastWest Gold into those of Kinross, the name of the Refugio mine in Chile has been changed to the Maricunga mine.

  Certain comparative figures for 2006 have been reclassified to conform to the 2007 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income" ("Section 1530") on January 1, 2007. A new category, Accumulated other comprehensive income, has been added to the statement of common shareholders' equity. This category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, and changes in the fair value of the effective portion of cash flow hedging instruments. The impact on the Company's financial position of adopting Section 1530 is that shareholders' equity increased by $18.7 million at January 1, 2007 and $58.3 million at June 30, 2007.

  (b)
  On January 1, 2007, the Company adopted CICA Handbook Section 3855 "Financial Instruments — Recognition and Measurement" ("Section 3855"), retroactively, without restatement. Section 3855 requires that all financial instruments be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Under this new standard, financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. Also under this standard, any financial instrument can be designated as held-for-trading upon initial recognition. The Company's policy is to record financial assets and liabilities net of transaction costs. As a result of adopting Section 3855, the Company recorded an increase in the carrying value of marketable securities of $19.9 million on January 1, 2007.

  (c)
  The Company adopted CICA Handbook Section 3865, "Hedges" ("Section 3865") retroactively, without restatement on January 1, 2007. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a non-functional currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item.

  (d)
  In July, 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes.

  Recent pronouncements

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company will adopt this standard commencing in the 2008 fiscal year and is not expected to have a significant effect on the Company's financial statements.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company will adopt this standard commencing in the 2008 fiscal year.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" (Section 3031), that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company will adopt this standard commencing in the 2008 fiscal year and is currently assessing the impact that this standard will have on the Company's financial statements.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema. As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema are consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in Russia, the Kupol gold and silver project (75%) in northeast Russia and the Cerro Casale property (49%) in Chile. The results of operations of Bema are consolidated into those of Kinross for the period commencing from February 27, 2007.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema Options were exchanged for Kinross Replacement Options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema Warrants or Bema Convertible Notes, the holders of the warrants or notes will receive 0.4447 Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. The Company's assessment of final valuation estimates is furthest advanced in respect of inventories, long-term investments, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets and liabilities and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2007 on completion of the valuation process and analysis of resulting tax effects.

Preliminary purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	34.3
Inventories	43.2
Property, plant and equipment (including mineral interests)	1,773.4
Unrealized fair value of derivative assets	11.4
Long-term investments	92.0
Future income and mining tax assets	17.8
Other long-term assets	38.9
Accounts payable and accrued liabilities	(30.7)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(9.9)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(254.7)
Other long-term liabilities	(0.9)
Non-controlling interest	(17.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

  (ii)
  Disposition of Lupin Mine

    On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") finalized the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden owns the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CDN $3.0 million standby letter of credit to Wolfden in support of this obligation. The Company also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents:

	June 30, 2007	December 31, 2006
Cash on hand and balances with banks	$65.4	$26.7
Short-term deposits	179.0	127.4

	$244.4	$154.1

  (ii)
  Accounts receivable and other assets:

	June 30, 2007	December 31, 2006
Trade receivables(a)	$9.6	$6.6
Taxes recoverable	40.2	11.2
Prepaid expenses	12.2	4.8
Other	20.0	15.5

	$82.0	$38.1

    (a)
    Accounts receivable are classified as loans and receivables and accounted for at amortized cost.

  (iii)
  Inventories:

	June 30, 2007	December 31, 2006
Ore in stockpiles(a)	$33.6	$36.2
Ore on leach pads(a)(b)	22.4	15.8
In-process	16.3	9.3
Finished metal	30.9	19.6
Materials and supplies	69.0	50.0

	172.2	130.9
Long-term portion of ore in stockpiles and ore on leach pads(a)	(35.7)	(31.4)

	$136.5	$99.5

    (a)
    Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (viii).
    (b)
    Ore on leach pads at June 30, 2007, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2018 and at Maricunga in 2020.

  (iv)
  Property, plant and equipment — net:

	June 30, 2007			December 31, 2006
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line amortization basis	$219.1	$(119.7)	$99.4	$196.2	$(105.0)	$91.2
Units of production amortization basis	1,320.4	(706.8)	613.6	1,133.1	(676.6)	456.5

	$1,539.5	$(826.5)	$713.0	$1,329.3	$(781.6)	$547.7

Mineral Interests
Producing properties	$946.0	$(235.6)	$710.4	$923.8	$(216.7)	$707.1
Development properties	1,714.8	—	1,714.8	—	—	—
Exploration properties	95.0	—	95.0	76.2	—	76.2

	$2,755.8	$(235.6)	$2,520.2	$1,000.0	$(216.7)	$783.3

Total property, plant and equipment	$4,295.3	$(1,062.1)	$3,233.2	$2,329.3	$(998.3)	$1,331.0

    (a)
    Capitalized interest during the six months ended June 30, 2007 and 2006 was $11.2 million and $1.2 million, respectively, and is included in property, plant and equipment. Interest capitalized during the six months ended June 30, 2007, relates to capital expenditures at Fort Knox, Round Mountain, Kettle River, Paracatu and Kupol and during the six months ended June 30, 2006, related to Fort Knox and Round Mountain.
    (b)
    Cost includes adjustments for the impairment in the carrying value of property, plant and equipment.

  (v)
  Capitalized stripping:

	June 30, 2007			December 31, 2006
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,(a)	$18.5	$33.5	$52.0	$1.1	$—	$1.1
Additions	12.1	11.3	23.4	17.4	37.9	55.3
Amortization(b)		(9.4)	(9.4)	—	(4.4)	(4.4)

Balance, end of period	$30.6	$35.4	$66.0	$18.5	$33.5	$52.0

    (a)
    The opening balance in 2006 relates to costs of the Round Mountain pit expansion that commenced in late 2005.
    (b)
    Amortization of deferred stripping costs uses the UOP method based on reserves that will benefit directly from the stripping activity.

  (vi)
  Goodwill:

    The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2007
	December 31, 2006
		Additions	June 30
Operating segments
Bema acquisition(a)	$—	$1,697.4	$1,697.4
Round Mountain	58.7	—	58.7
La Coipa	71.4	—	71.4
Crixas	38.0	—	38.0
Paracatu	65.5	—	65.5
Musselwhite	29.0	—	29.0
Kettle River	20.9	—	20.9
Other operations	9.9	—	9.9

Total	$293.4	$1,697.4	$1,990.8

    (a)
    Goodwill relating to the acquisition of Bema will be allocated to the operating segments upon final allocation of the purchase price.

  (vii)
  Long-term investments:

    Long-term investments of $141.8 million includes available-for-sale investments that are marked to market, with the unrealized gain or loss recorded as other comprehensive income. During the six months ended June 30, 2007, there was a net increase in long-term investments of $116.0 million. This is the result of additions of equity investments acquired in the Bema acquisition of $77.5 million, increases in the carrying value of available-for-sale investments of $37.1 million due to increases in fair value, and net additions of $1.4 million. A transition gain of $19.9 million was recorded in other comprehensive income on January 1, 2007.

Available-for-sale investments			December 31, 2006
	June 30, 2007
	Fair Value	Gains (losses) in OCI(a)	Fair Value
Securities in an unrealized gain position
Equity securities	$60.0	$38.3	$43.6

	60.0	38.3	43.6
Securities in an unrealized loss position
Equity securities	4.3	(1.2)	2.1

	4.3	(1.2)	2.1

	$64.3	$37.1	$45.7

    (a)
    OCI refers to other comprehensive income

  (viii)
  Deferred charges and other long-term assets:

	June 30, 2007	December 31, 2006
Long-term ore in stockpiles(a)	$35.7	$31.4
Deferred charges, net of amortization	0.5	3.8
Long-term receivables	42.0	13.2
Advance on the purchase of capital equipment	61.1	22.6
Deferred acquisition costs	—	8.2
Other	5.8	1.7

	$145.1	$80.9

    (a)
    Long-term ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine, and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture which is not scheduled for processing within the next twelve months.

  (ix)
  Accounts payable and accrued liabilities:

	June 30, 2007	December 31, 2006
Trade payables(a)	$56.8	$49.1
Accrued liabilities	69.1	60.9
Employee related accrued liabilities	30.7	18.6
Taxes payable	26.8	17.9
Accruals related to acquisition	—	1.3
Other accruals	11.1	13.2

	$194.5	$161.0

    (a)
    Accounts payable are classified as financial liabilities, measured at amortized cost.

  Consolidated Statement of Operations

  (x)
  Other income (expense) — net:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Interest income and other	$4.2	$1.6	$7.6	$3.3
Interest expense	(2.6)	(2.2)	(3.2)	(4.7)
Foreign exchange losses	(11.0)	(1.2)	(18.1)	(10.6)
Non-hedge derivative gains	16.7	2.5	43.6	—

	$7.3	$0.7	$29.9	$(12.0)

  Consolidated Statements of Cash Flows

  (xi)
  Interest and taxes paid:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Interest	$8.7	$2.8	$11.2	$5.9
Income taxes	$3.5	$1.3	$12.8	$4.3

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months ended June 30,	Six months ended June 30,
Cumulative translation adjustment at January 1, 2006		$(1.2)
Unrealized gains on long-term investments, net of tax of $nil		19.9

Accumulated other comprehensive income, beginning of period,	$37.3	18.7

Other comprehensive income:
Unrealized gains on long-term investments, net of tax of $nil	2.8	17.2
Unrealized gains on financial derivatives, net of tax (three months, $1.2 million; six months, $2.6 million)	13.3	17.6
Currency translation adjustment on equity investments, net of tax of $nil	4.9	4.8

Other comprehensive income, net of tax	$21.0	$39.6

Accumulated other comprehensive income, end of the period	$58.3	$58.3

6.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  The Company manages its exposure to changes in prices of gold and silver, foreign currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting where hedging relationships exist and have been documented.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call option and put options, primarily due to requirements related to the Kupol project financing terms.

  Foreign currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real as part of this risk management strategy.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating.

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract.

  Energy

  The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines. The Company has entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, certain long-term investments, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than redeemable retractable preferred shares and capital leases, approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Fair Value	Asset/(Liability) Acquired	AOCI(d)	Amount Recorded in Earnings
Interest rate contracts
Interest rate swap	$3.4	$1.1	$1.8	$0.5

	$3.4	$1.1	$1.8	$0.5

Currency contract
Foreign currency forward contracts(a)	$12.1	$—	$12.1	$0.4

	$12.1	$—	$12.1	$0.4

Commodity contracts
Gold and silver forward contracts(b)	$(132.0)	$(91.0)	$5.9	$16.7
Gold and silver call options sold	(13.2)	(127.9)	—	25.1
Gold and silver put options bought	—	10.3	—	(0.3)
Silver lease rate swap	(0.9)	(1.9)	—	1.0
Energy forward contract(c)	0.5	—	0.4	0.2

	$(145.6)	$(210.5)	$6.3	$42.7

Total all contracts	$(130.1)	$(209.4)	$20.2	$43.6

  (a)
  Included in the amount recorded in earnings is a net gain of $0.1 million that relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) — net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (b)
  During the period ended June 30, 2007, liabilities acquired of $17.4 million were settled for cash of $15.5 million. Included in amounts recorded in earnings is the ineffective portion of gold and silver forward contracts, of $0.4 million recorded in other income (expense) net.
  (c)
  The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  AOCI refers to accumulated other comprehensive income.

  For the six months ended June 30, 2007, Kinross recorded unrealized gains on the gold and silver hedge contracts of $40.4 million being the change in fair value since they were acquired on February 27, 2007.

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $44.0 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was $3.4 million as at June 30, 2007.

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate strike in the floor is 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $37.2 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was $nil as at June 30, 2007 (June 30, 2006 — $nil).

  Foreign currency

  At June 30, 2007, Kinross had outstanding fixed foreign exchange forward contracts to sell $60.0 million and $30.0 million U.S. dollars, and purchase Brazilian reais during the remainder of 2007 and the first three months of 2008, at an average forward exchange rate of 2.2167 and 2.2427 Brazilian reais for one U.S. dollar, respectively. The unrealized gain on these contracts at June 30, 2007 was $12.1 million (June 30, 2006 — $0.5 million).

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At June 30, 2007, the following gold and silver derivative contracts were outstanding:

(ounces in thousands)						Kupol Project	Julietta & Maricunga
	2007	2008	2009	2010-2012	Total
Gold
Forward contracts (ounces)	21.5	45.0	218.6	612.8	897.9	831.1	66.8
Average price per ounce	$433	$511	$641	$635	$626
Call options sold (ounces)	29.5	36.5	—	—	66.0	—	66.0
Average price per ounce	$462	$468	—	—	$465
Put options purchased (ounces)	34.0	38.5	—	—	72.5	—	72.5
Average price per ounce	$405	$405	—	—	$405
Silver
Forward contracts (ounces)	50.0	—	3,600.0	7,200.0	10,850.0	10,800.0	50.0
Average price per ounce	$8.01	$—	$10.71	$10.71	$10.70

  Silver lease rates

  The Company had silver floating lease rate swaps totaling 9.0 million ounces of silver at a fixed annual rate of 2.0% at June 30, 2007, amortizing throughout the years 2009 to 2011. There was an unrealized loss of $1.0 million on this contract at June 30, 2007 (June 30, 2006 — $nil).

  Energy forward contract

  During January 2007, the Company entered into forward contracts to purchase diesel fuel for delivery throughout 2007. As at June 30, 2007, the balance of the contracts outstanding was 35.0 thousand barrels at a price of $58.36 per barrel. There was an unrealized gain of $0.5 million on these contracts as at June 30, 2007 (June 30, 2006 — $nil).

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at			As at
			Interest Rates	Nominal amount	June 30, 2007 Fair Value Adjustment(a)	Carrying Amount	December 31, 2006 Carrying Amount
Corporate revolving credit facility	(i	)	Variable	$60.0	$(2.2)	$57.8	$60.0
Corporate term loan facility	(i	)	Variable	88.0	(0.8)	87.2	5.0
Paracatu — short-term loan	(ii	)	5.67%	—	—	—	15.0
Maricunga capital leases	(iii	)	5.7% — 6.2%	17.0	—	17.0	9.9
Maricunga revolving credit facility	(iv	)	Variable	8.3	—	8.3	—
Kupol project financing	(v	)	Variable	270.0	—	270.0	—
Kupol IFC loan	(v	)	Variable	19.8	—	19.8	—

				463.1	(3.0)	460.1	89.9
Less: current portion				(14.2)	—	(14.2)	(17.9)

Long-term debt				$448.9	$(3.0)	$445.9	$72.0

  (a)
  Includes transaction costs on debt financing.

  (i)
  Corporate revolving credit and term loan facilities

    The total amount that can be drawn on the corporate revolving credit facility is $300.0 million. In addition to the London Inter Bank Offered Rate ("LIBOR") loans of $60.0 million ($57.8 million, net of $2.2 million of deferred financing charges) drawn against the corporate revolving credit facility, letters of credit totaling $158.9 million were also drawn against this facility as at June 30, 2007. Subsequent to June 30, 2007, the term of the credit facility was extended for an additional year to August 2010.

    As at June 30, 2007, $88.0 million was drawn against the term loan facility of $200.0 million.

  (ii)
  Paracatu short-term loan

    The balance of the Paracatu short-term loan outstanding at December 31, 2006 was fully repaid within the 30 day repayment period and an additional $12.8 million was drawn during the three months ended March 31, 2007. As at June 30, 2007, all short term loans at Paracatu had been repaid.

  (iii)
  Maricunga capital leases

    Through the acquisition of the 50% interest in Compañia Minera Maricunga ("CMM"), resulting from the acquisition of Bema, the Company has included 100% of the equipment under capital lease.

  (iv)
  Maricunga revolving credit facility

    A subsidiary of Bema had entered into a $10.0 million revolving term loan for working capital purposes relating to the recommencement of operations at the Maricunga mine. As a result of the acquisition of Bema, the Company assumed this facility, which includes a guarantee by the Company and a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility matures on December 31, 2007, and includes customary covenants for debt financing of this type.

  (v)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The Company has received a waiver from the project lenders giving the Company until October 10, 2007 to complete certain conditions precedent, consisting of the reclassification of the Kupol property as industrial land and securing a long-term lease in respect of the Kupol property, which were outstanding as at June 30, 2007.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A is for $250.0 million and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Tranche B, for $150.0 million, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a six and a half year term from drawdown, and Tranche B has a seven and a half year term. The annual interest rate is (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of June 30, 2007 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive one Kinross share plus CDN $0.01 at a price of $6.61 until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. During the three months ended June 30, 2007, $5.0 million of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders. An agreement on project cost overruns identified by Bema was finalized, leading to the release of the funds.

  (vi)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into common shares of Kinross.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

	As at
	June 30, 2007	December 31, 2006
Balance, January 1,	$168.4	$175.9
Additions resulting from acquisitions(a)	9.9	0.1
Dispositions(b)	(13.2)	(4.9)
Reclamation spending	(8.5)	(22.8)
Accretion and reclamation expense	6.0	33.5
Change in estimates	—	(13.4)

Balance at end of period	$162.6	$168.4
Less: current portion	(23.1)	(28.8)

Long-term balance	$139.5	$139.6

  (a)
  Reflects the 2007 acquisition of Bema (Note 3 — Acquisitions and divestitures) and the 2006 acquisition of Crown.
  (b)
  Reflects the disposal of the Lupin mine (see Note 3 — Acquisitions and divestitures) and the disposal of the New Britannia mine in 2006.

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the six months ended June 30, 2007 is as follows:

	Six months ended June 30, 2007
	Number of shares	Amount
	(000's)	$
Common shares
Balance, January 1, 2007	362,704	$1,992.3
Issued (cancelled):
On acquisition of Bema	216,033	2,642.1
Under employee share plan	86	1.1
Under stock option and restricted share plans	3,869	47.1
Expiry of Echo Bay options	—	(0.1)
Conversions:
Warrants	2,255	27.1
Convertible notes(a)	6,674	81.6

Balance, June 30, 2007	591,621	$4,791.3

Common share purchase warrants
Balance, January 1, 2007	8,333	9.4
On acquisition of Bema	20,085	141.9
Conversion of warrants	(2,255)	(18.7)

Balance, June 30, 2007	26,163	$132.6

Total common share capital and common share purchase warrants		$4,923.9

  (a)
  See Note 7 for further discussion of the convertible debenture.

  A summary of the status of the stock option plan and changes during the six months ended June 30, 2007 are as follows:

Canadian $ denominated options	2007
	(000's)	Weighted average exercise price ($ CDN)
Balance, January 1, 2007	2,515	$12.53
Exercised	(2,421)	7.69
Options issued on acquisition of Bema	8,193	8.75
Granted	1,039	13.94
Forfeited	(10)	12.73

Outstanding at March 31, 2007	9,316	$10.62
Exercised	(1,141)	7.80
Granted	147	14.23
Forfeited	(152)	18.52

Outstanding at June 30, 2007	8,170	$10.87

US $ denominated options	2007
	(000's)	Weighted average exercise price ($)
Balance, January 1, 2007	31	$22.40
Cancelled/expired	(29)	23.43

Outstanding at March 31, 2007	2	$9.15
Exercised	(1)	9.15

Outstanding at June 30, 2007	1	$9.15

  The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
	(000's)	($)	(years)	(000's)	($)	(years)
Exercisable in Canadian dollars:
$2.34 — $3.51	686	$3.35	0.88	686	CDN $3.35	0.88
$5.81 — $8.72	561	7.07	2.41	555	7.06	2.41
$8.73 — $13.07	5,576	11.36	3.24	4,519	11.15	3.16
$13.08 — $19.61	1,329	14.15	4.44	61	13.69	3.44
$19.62 — $46.16	18	20.79	1.29	18	20.79	1.29

	8,170	$10.87	3.18	5,839	CDN $9.90	2.82

Exercisable in United States dollars:
$9.15	1	$9.15	0.50	1	$9.15	0.50

	1	$9.15	0.50	1	$9.15	0.50

  A summary of the common share purchase warrants and changes during the six months ended June 30, 2007 are as follows:

Canadian $ denominated common share purchase warrants	2007
	(000's)(a)	Weighted average exercise price ($ CDN)
Balance, January 1, 2007(b)	8,333	$15.00
Warrants issued on acquisition of Bema(c)	15,926	9.60
Exercised	(2,242)	4.27

Outstanding at March 31, 2007	22,017	$12.19
Exercised	(13)	12.50

Outstanding at June 30, 2007	22,004	$12.19

US $ denominated common share purchase warrants	2007
	(000's)(a)	Weighted average exercise price ($)
Balance, January 1, 2007	—	$—
Warrants issued on acquisition of Bema(c)	4,159	6.77

Outstanding at March 31, 2007	4,159	$6.77
Exercised	—	—

Outstanding at June 30, 2007	4,159	$6.77

  (a)
  Represents share equivalent of warrants.
  (b)
  This balance consists of 25.0 million share purchase warrants. These warrants can be converted into 8.3 million common shares on or before December 5, 2007, by exchanging three common share purchase warrants for one common share at an exercise price of CDN $15.00.
  (c)
  At the time of the acquisition of Bema, there were 45.2 million Bema warrants outstanding that were convertible into 20.1 million Kinross shares plus CDN$0.01 per Bema warrant.

  The following table summarizes information about the common share purchase warrants outstanding and exercisable at June 30, 2007:

	Warrants outstanding
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)	($)	(years)
Exercisable in Canadian dollars:
$3.14 — $4.71	8,974	CDN $ 4.19	0.31
$14.99 — $22.50	13,030	17.70	1.79

	22,004	CDN $12.19	1.19

Exercisable in United States dollars:
$6.29 — $9.43	4,048	$6.60	6.43
$12.89	111	12.89	3.91

	4,159	$6.77	6.36

  (a)
  Represents share equivalent of warrants.

10.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
(Number of common shares in thousands)
Basic weighted average shares outstanding:	591,299	347,214	516,465	346,544
Weighted average shares dilution adjustments:
Dilutive stock options(a)	1,880	125	1,897	88
Restricted shares	1,296	1,136	1,104	780
Warrants(a)	8,456	—	8,320	—

Diluted weighted average shares outstanding	602,931	348,475	527,786	347,412

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	212	1,922	212	1,922
Common share purchase warrants	13,038	8,333	13,038	8,333
Kinam preferred shares	331	331	331	331

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and six months ended June 30, 2007, the average share prices used were $13.34 and $12.96, respectively. For the three and six months ended June 30, 2006, the average share prices used were $10.99 and $10.53 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and six months ended June 30, 2007 and 2006, respectively.

11.  SEGMENTED INFORMATION

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended June 30, 2007
Operating segments
Fort Knox	$63.7	$30.9	$0.2	$9.4	$1.0	$0.1	$22.1
Round Mountain	53.4	23.7	0.3	1.6	0.5	—	27.3
Porcupine Joint Venture	27.6	18.4	0.5	3.0	2.7	—	3.0
Paracatu	25.7	14.1	0.2	3.2	0.3	1.2	6.7
La Coipa	38.4	15.1	0.2	6.1	0.7	—	16.3
Crixas	16.1	6.2	0.1	2.9	0.2	—	6.7
Musselwhite	11.3	8.3	0.1	2.6	0.3	—	—
Maricunga(d)	40.9	25.7	0.2	3.7	0.1	—	11.2
Kettle River	—	—	0.2	0.1	—	1.6	(1.9)
Julietta(e)	13.0	10.1	—	3.8	0.8	(0.1)	(1.6)
Other operations	—	—	0.1	—	0.1	1.8	(2.0)
Corporate and other(f)	—	—	0.9	—	5.6	17.0	(23.5)

Total	$290.1	$152.5	$3.0	$36.4	$12.3	$21.6	$64.3

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended June 30, 2006
Operating segments
Fort Knox	$69.2	$29.5	$0.3	$6.6	$0.1	$0.1	$32.6
Round Mountain	55.3	23.4	0.4	2.1	1.5	—	27.9
Porcupine Joint Venture	26.8	15.9	0.4	3.1	1.2	—	6.2
Paracatu	27.0	14.6	0.2	3.4	0.1	0.7	8.0
La Coipa	21.1	10.8	0.3	3.4	0.5	0.6	5.5
Crixas	16.1	5.2	0.1	3.2	0.2	(0.2)	7.6
Musselwhite	11.8	7.8	0.1	2.8	0.2	—	0.9
Maricunga(d)	17.1	10.2	—	2.0	0.6	0.1	4.2
Kettle River	1.8	0.8	0.2	—	0.1	1.1	(0.4)
Julietta(e)	—	—	—	—	—	—	—
Other operations	7.2	7.1	0.1	—	1.0	0.9	(1.9)
Corporate and other(f)	(1.1)	0.1	0.8	0.4	3.9	11.2	(17.5)

Total	$252.3	$125.4	$2.9	$27.0	$9.4	$14.5	$73.1

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Six months ended June 30, 2007
Operating segments
Fort Knox	$111.2	$54.7	$0.5	$17.4	$1.5	$0.2	$36.9
Round Mountain	108.4	47.9	0.7	3.3	1.1	—	55.4
Porcupine Joint Venture	49.6	32.5	0.9	5.3	2.9	0.1	7.9
Paracatu	54.2	30.1	0.4	6.3	0.6	2.1	14.7
La Coipa	69.8	24.8	0.5	11.1	1.3	0.1	32.0
Crixas	33.8	12.4	0.1	5.9	0.3	0.1	15.0
Musselwhite	22.0	16.1	0.1	5.1	0.5	—	0.2
Maricunga(d)	65.4	41.1	0.2	5.7	0.7	—	17.7
Kettle River	—	—	0.4	0.1	0.1	3.2	(3.8)
Julietta(e)	21.4	17.0	0.1	6.1	1.3	—	(3.1)
Other operations	—	—	0.3	—	0.3	4.3	(4.9)
Corporate and other(f)	—	—	1.8	0.4	9.6	26.3	(38.1)

Total	$535.8	$276.6	$6.0	$66.7	$20.2	$36.4	$129.9

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Six months ended June 30, 2006
Operating segments
Fort Knox	$106.3	$51.0	$0.6	$12.6	$0.2	$0.2	$41.7
Round Mountain	107.0	51.0	0.8	7.7	1.9	—	45.6
Porcupine Joint Venture	44.6	30.0	0.9	5.4	2.0	0.3	6.0
Paracatu	52.2	29.7	0.4	6.2	0.5	1.4	14.0
La Coipa	43.6	22.1	0.5	9.0	0.9	0.6	10.5
Crixas	29.3	9.7	0.1	6.0	0.3	(0.1)	13.3
Musselwhite	21.1	15.0	0.1	5.2	0.9	—	(0.1)
Maricunga(d)	34.9	20.9	0.1	3.3	0.6	0.1	9.9
Kettle River	1.9	0.8	0.4	—	0.1	2.6	(2.0)
Julietta(e)	—	—	—	—	—	—	—
Other operations	15.8	15.7	0.3	—	2.2	2.8	(5.2)
Corporate and other(f)	(6.1)	1.0	1.7	0.8	7.3	21.3	(38.2)

Total	$450.6	$246.9	$5.9	$56.2	$16.9	$29.2	$95.5

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.
  (d)
  Results include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.
  (e)
  Results are from February 27, 2007, the date of the acquisition of Bema.
  (f)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

			Capital expenditures
	Segment assets
			Three months ended June 30,		Six months ended June 30,
	As at
	June 30, 2007	Dec 31, 2006	2007	2006	2007	2006
Operating segments
Fort Knox	$187.4	$183.1	$7.8	$12.6	$16.3	$21.5
Round Mountain	175.5	157.3	12.4	5.5	21.9	8.4
Porcupine Joint Venture	114.6	107.7	4.9	5.7	10.0	10.4
Paracatu	685.3	600.4	62.4	9.2	82.5	17.6
La Coipa	166.3	177.2	0.9	2.9	1.5	5.9
Crixas	95.1	96.0	3.4	2.3	5.3	4.0
Musselwhite	115.8	113.2	1.9	1.2	4.2	2.3
Maricunga(a)	243.0	116.4	1.1	0.7	3.3	3.0
Kettle River	289.1	269.4	11.2	1.3	19.6	1.9
Julietta(b)	51.8	—	1.0	—	1.3	—
Other operations(e)	1,842.4	75.6	52.9	—	63.1	—
Corporate and other(c)(d)	2,064.7	157.2	1.4	0.4	2.0	1.5

Total	$6,031.0	$2,053.5	$161.3	$41.8	$231.0	$76.5

  (a)
  Capital expenditures include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.
  (b)
  Capital expenditures are from February 27, 2007, the date of acquisition of Bema.

  (c)
  As at June 30, 2007, Corporate and other included unallocated goodwill relating to the acquisition of Bema of $1,697.4 million.
  (d)
  Includes corporate, shutdown operations and other non-core operations. Also includes $159.1 million and $99.5 million in cash and cash equivalents held at the Corporate level as at June 30, 2007 and December 31, 2006, respectively.
  (e)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007. Capital expenditures include $62.6 million relating to Kupol during the period from February 27 through June 30, 2007.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales				Property, plant & equipment
	Three months ended June 30,		Six months ended June 30,		June 30,	December 31,
	2007	2006	2007	2006	2007	2006
Geographic information:
United States	$117.1	$126.3	$219.6	$215.2	$486.6	$449.8
Canada	38.9	37.5	71.6	59.6	183.2	177.9
Brazil	41.8	43.1	88.0	81.5	609.5	571.7
Chile	79.3	38.2	135.2	78.5	766.1	131.6
Russia	13.0	7.2	21.4	15.8	1,187.8	—

Total	$290.1	$252.3	$535.8	$450.6	$3,233.2	$1,331.0

  Sales of customers greater than 10% of metal sales:

	Metal sales
	Three months ended June 30,		Six months ended June 30,
Rank	2007	2006	2007	2006
1	$50.7	$56.4	$115.6	$100.0
2	46.3	42.7	100.9	68.0
3	43.5	34.7	69.3	67.8
4	36.7	25.6	61.8	47.5
5	32.7	—	—	—

Total	$209.9	$159.4	$347.6	$283.3

12.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

QuickLinks

Management's Discussion and Analysis for the three and six months ended June 30, 2007
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, (in millions of United States dollars)